Form 10-K405, Exhibit 13
period 1996-12-31
BOISE CASCADE OFFICE PRODUCTS CORP
filed 1997-03-24
CIK 938839

                                                                    EXHIBIT 13.1

                                    p. 22

FINANCIAL REVIEW

RESULTS OF OPERATIONS
1996 COMPARED WITH 1995 Net sales in 1996 increased 51% to $2.0 billion, from $1.3 billion in 1995. The growth in sales resulted primarily from acquisitions. Businesses acquired during 1995 had sales in 1995 of $90 million. Sales for the 1995 acquisitions increased to $264 million for 1996 because they were owned for the full calendar year and the Company had begun to implement its business model in these acquisitions, including increasing sales to national accounts and broadening product offerings. Businesses acquired during 1996 had sales in 1996 of $332 million. Excluding the incremental effect of the 1995 and 1996 acquisitions, net sales increased $200 million, primarily as a result of growth in national account sales, the Company's broader product offering, and growth in direct marketing sales.

Cost of sales, which includes the costs of merchandise sold, delivery, and occupancy, increased in 1996 to $1.5 billion, which was 73.9% of net sales. This compares with $981 million, which represented 74.5% of net sales, in 1995. The 0.6% increase in gross margins for 1996 compared to 1995 resulted primarily from the Company's acquisition of Neat Ideas, a direct marketing company based in the United Kingdom, and Grand & Toy Limited, one of Canada's largest contract stationers. Both of these companies have gross margins which are higher than the average gross margin of the Company's other business. In addition, the Company's average gross margin on copy paper sales was higher in 1996 than in 1995, when the Company experienced difficulty in passing through cost increases early in the year. The Company believes that the increasingly competitive nature of the industry and the increasing price sensitivity of customers will continue to put downward pressure on gross margins. In addition, changes in the Company's product mix or marketing strategy could, from time to time, affect gross margins. For example, the Company continues to increase its sales of computer-related consumables, a product line that had significantly lower gross margins and associated operating expenses than the Company's more traditional office products line in 1996.

Operating expense was 21.0% of net sales in 1996, compared with 20.2% in 1995. This increase was primarily the result of the Company's increased presence in direct marketing and the international contract stationer business, both of which have higher operating expenses than the average of the Company's other business. Sharply lower paper prices in 1996 also reduced overall revenue growth, negatively impacting the Company's ability to leverage its operating expenses. Within the operating expense category, selling and warehouse operating expense was 18.9% of net sales in 1996, compared with 18.2% in 1995. In addition to the factors discussed above, the Company added more than 40 associates to its sales force dedicated to computer-related products; started up a centralized call center in Peru, Illinois; and centralized the majority of its domestic inventory rebuying function. These activities also contributed to the increase in selling and warehouse operating expenses in 1996. Corporate general and administrative expense declined to 1.7% of net sales in 1996 from 1.9% in 1995, because the Company was able to spread the cost of centralized functions over its higher revenues. Goodwill amortization was 0.3% of net sales in 1996, compared to 0.2% in 1995. The increase in goodwill amortization between 1995 and 1996 resulted from the Company's acquisition activity in 1995 and 1996.

As a result of the factors discussed above, income from operations was $101 million in 1996, a 46% increase over $69 million in 1995. The Company's operating margin decreased to 5.1% from 5.3% of net sales.

The Company's interest expense was $8 million in 1996, compared to $1 million in 1995. The increase in interest expense resulted from debt incurred in conjunction with the Company's acquisition and capital spending programs.

Income tax expense was $38 million in 1996, compared to $28 million in 1995. The increase resulted from the Company's higher taxable income in 1996. The Company's effective tax rate also increased to 41.0% in 1996, from 39.5% in 1995, primarily as a result of increased foreign income, including nondeductible goodwill, taxed at a higher rate.


                               FINANCIAL REVIEW

                                    p. 23

Net income increased 28% to $55 million, or 2.8% of net sales, compared with $43 million, or 3.3% of net sales, in 1995.

1995 COMPARED WITH 1994 Net sales in 1995 increased 45% to $1.3 billion, from $909 million in 1994. The growth in sales resulted primarily from higher paper prices and paper volumes, increased sales to national accounts, rapid growth of the Company's direct marketing business, and acquisitions. Excluding the effect of acquisitions since December 31, 1993, sales increased 26% in 1995. Of that 26%, approximately one-fourth of the increase was due to higher paper prices.

Cost of sales increased in 1995 to $981 million, which was 74.5% of net sales. This compares with $677 million, which also represented 74.5% of net sales, in 1994. The overall industry and Company trend with gross margins was flat to declining from 1994 to 1995. The Company reported sequentially improving margins in the second, third, and fourth quarters of 1995, mostly due to passing through previous paper cost increases, resulting in a flat gross margin for the year compared to 1994.

Operating expense was 20.2% of net sales in 1995, compared with 20.9% in 1994. This decline was primarily the result of the Company's cost controls and operating efficiency initiatives and the leveraging of its operating expenses over higher sales volume. Within the operating expense category, selling and warehouse operating expense was 18.2% of net sales in 1995, compared with 19.0% in 1994. Corporate general and administrative expense was 1.9% of net sales, compared with 1.7%.

As a result of the factors discussed above, income from operations in 1995 increased to $69 million, 65% over 1994 operating income of $42 million. The Company's operating margin increased to 5.3% from 4.6% of net sales. Net income increased 63% to $43 million, or 3.3% of net sales, compared with $26 million, or 2.9% of net sales, in 1994.

PUBLIC OFFERING
On April 13, 1995, the Company completed the sale of 10,637,500 shares of common stock, at a price of $12.50 per share, in an initial public offering. After the offering, Boise Cascade Corporation owned 82.7% of the Company's outstanding common stock. Net proceeds were approximately $123 million, $102 million of which was used by the Company to pay a small dividend to Boise Cascade Corporation and to replace working capital retained by Boise Cascade Corporation. The remainder of the proceeds--approximately $21 million--was retained by the Company for general corporate purposes. At December 31, 1996, Boise Cascade Corporation owned 80.9% of the Company's outstanding common stock.

In May 1996, the Company effected a two-for-one stock split of its common stock in the form of a 100% stock dividend. Each shareholder of record at the close of business on May 6, 1996, received one additional share for each share held on that date. The new shares were distributed on May 20, 1996. All references in this financial review to share amounts, earnings per share, average shares outstanding, and common stock prices have been adjusted to reflect the stock split.

On June 17, 1996, the Company filed a registration statement with the Securities and Exchange Commission for 4.4 million shares of common stock to be offered by the Company from time to time in connection with future acquisitions. At year-end, 4.0 million shares remained unissued under this registration statement.

ACQUISITIONS
In 1996, the Company acquired 19 businesses, including four companies in Canada and three in Australia, for cash of $180 million, acquisition liabilities of $35 million, and issuance of BCOP stock valued at $7 million at the time of issuance. The annualized sales of the acquisitions completed in 1996 were $460 million at the time of announcement. In addition, in January 1997, the Company formed a joint venture with Otto Versand, an international direct marketer of consumer products, to commence direct marketing office products in Europe.

In 1995, the Company acquired 10 office products businesses, including one in the United Kingdom, for cash of $62 million, payables to the sellers of $11 million, and issuance of BCOP stock and a stock note valued at $18 million at the time of



                               FINANCIAL REVIEW

                                    P. 24

issuance. The annualized sales of the acquisitions completed in 1995 were $235 million at the time of announcement.

In April 1994, the Company purchased the net assets of the direct marketing office supply business of The Reliable Corporation for $71 million in cash.

Goodwill, net of amortization, was $262 million at December 31, 1996, and $115 million at December 31, 1995. The increase was the result of acquisitions. The Company used purchase accounting to record its acquisitions.

LIQUIDITY AND CAPITAL RESOURCES
The Company's principal requirements for cash have been to make acquisitions, fund working capital needs, upgrade and expand facilities at existing locations, and open new distribution centers. The funding of the Company's strategy for growth, including acquisitions and the relocation of several existing distribution centers into new and larger facilities, is expected to require capital outlays by the Company over the next several years. The Company expects total capital expenditures in 1997 of $80 million, exclusive of amounts attributable to acquisitions. In 1996, such capital expenditures were $43 million.

To finance its capital requirements, the Company expects to rely upon funds from a combination of sources. In addition to cash flow from operations, the Company has a $350 million revolving credit agreement that expires in 2001 and provides for variable rates of interest based on customary indices. The revolving credit agreement is available for acquisitions and general corporate purposes. It contains financial and other covenants, including a negative pledge and covenants specifying a minimum net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio. The lending banks may terminate the revolving credit agreement, and accelerate the payment of any amounts borrowed thereunder, in the event a Change in Control (as defined) of the Company occurs. Amounts outstanding under this agreement totaled $140 million at December 31, 1996. The Company may, subject to the covenants contained in the revolving credit agreement and to market conditions, raise additional funds through the agreement and through other external debt or equity financings in the future.

In addition to the amount outstanding under the revolving credit agreement, the Company had short-term notes payable of $37 million at December 31, 1996.

FINANCIAL CONDITION
Cash provided by operations in 1996 was $60 million. This was the result of $81 million of net income, depreciation and amortization, and other noncash items, offset by a $21 million net increase in working capital. Net cash used for investment was $239 million, which included $43 million for capital expenditures and $180 million for acquisitions. Net cash provided by financing was $177 million, which included $140 million borrowed under the revolving credit agreement and $37 million borrowed through short-term borrowing lines.

Cash provided by operations in 1995 was $50 million. This was the result of $57 million of net income, depreciation and amortization, and other noncash items, offset by a $7 million net increase in working capital. Net cash used for investment was $80 million, which included $22 million for capital expenditures and $62 million for acquisitions. Net cash provided by financing was $44 million, which included $123 million from the Company's sale of stock, offset in part by a $78 million net equity transaction with Boise Cascade Corporation.

Cash provided by operations in 1994 was $32 million. This was the result of $39 million of net income, depreciation and amortization, and other noncash items, offset by a $7 million net increase in working capital. Cash used for investment in 1994 was $88 million, which included $78 million for acquisitions and $6 million for capital expenditures. Boise Cascade Corporation made equity contributions aggregating approximately $57 million in 1994.

EFFECTS OF FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES
Approximately 15% of the Company's 1996 revenues were generated from operations outside the United States. The Company's operations in Australia, Canada, the United Kingdom, and its recently announced joint venture with Otto Versand in


                               FINANCIAL REVIEW

                                    P. 25


Germany are denominated in currencies other than U.S. dollars. Each of the Company's operations conducts substantially all of its business in its local currency with minimal cross-border product movement. As a result, these operations are not subject to material operational risks associated with fluctuations in exchange rates. Furthermore, the Company's results of operations were not materially impacted by the translation of its other operations' currencies into U.S. dollars. Because the Company intends to expand the size and scope of its international operations, this exposure to fluctuations in exchange rates may increase. Accordingly, no assurance can be given that the Company's future results of operations will not be adversely affected by fluctuations in foreign currency exchange rates. Although the Company currently does not engage in any foreign currency hedging activities, it may consider doing so in the future. Such future hedges would be intended to minimize the effects of foreign exchange rate fluctuations on its investment and would not be done for speculative purposes.

IMPACT OF INFLATION, SEASONALITY, AND
BUSINESS CYCLES
Management believes inflation has not had a material effect on the Company's financial condition or results of operations. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

Although the sale of particular items sold by the Company is seasonal (i.e., calendars and specialty gift items), the Company's sales overall are not subject to significant seasonal variations.

A significant portion of the Company's sales mix is represented by copy paper and other paper products. In late 1994 and early 1995, the Company's gross margin was adversely affected by the Company's inability to immediately adjust prices to its customers to reflect rapid increases in the cost of paper during that time period. The Company subsequently revised its contracts with customers to improve its ability to pass on cost increases. In 1996, paper prices were lower than in 1995, negatively impacting the Company's revenue growth and operating expense leverage. Looking to the future, it is uncertain to what extent or when paper prices might significantly rise or fall and what favorable or adverse impact those changes might have on BCOP's sales and margins.

The Company's multifaceted growth strategy, including its acquisition program, was successful during 1996. The Company believes that this growth strategy will continue to be successful, but the year-to-year results of this strategy will depend in part on market conditions outside the Company's control. In addition, the pace of the Company's acquisition program will reflect the extent of opportunities available to the Company.

FORWARD LOOKING STATEMENTS
This annual report includes "forward looking statements" that involve uncertainties and risks. There can be no assurance that actual results will not differ from the Company's expectations. Factors which could cause materially different results include, among others, the success of new product introductions, the pace of acquisitions and cost structure improvements, competitive and general economic conditions, and the other risks set forth in the Company's filings with the Securities and Exchange Commission.


                               FINANCIAL REVIEW

                                    P. 26

STATEMENTS OF INCOME
Year ended December 31 (in thousands, except share information)              1996         1995     1994
Net sales                                                              $1,985,564   $1,315,953 $908,520

Cost of sales, including inventory purchased from Boise Cascade
Corporation of $189,429, $158,512, and $69,566 (Note 5)                 1,467,368      980,564  676,515
-------------------------------------------------------------------------------------------------------
Gross profit                                                              518,196      335,389  232,005
-------------------------------------------------------------------------------------------------------
Selling and warehouse operating expense (Note 2)                          375,700      238,885  172,876
Corporate general and administrative expense,
including amounts paid to Boise Cascade Corporation
of $2,362, $2,382, and $2,710 (Note 5)                                     34,409       24,750   15,541
Goodwill amortization (Note 2)                                              6,787        2,287    1,389
-------------------------------------------------------------------------------------------------------
                                                                          416,896      265,922  189,806
-------------------------------------------------------------------------------------------------------
Income from operations                                                    101,300       69,467   42,199
Interest expense                                                            7,766          685       --
Other income, net                                                             278        2,588      995
-------------------------------------------------------------------------------------------------------
Income before income taxes                                                 93,812       71,370   43,194
Income tax expense (Note 3)                                                38,463       28,191   16,729
-------------------------------------------------------------------------------------------------------
Net income                                                                $55,349      $43,179  $26,465
=======================================================================================================
  Earnings per share and pro forma earnings per share (Note 2)
   (based upon 62,444,170 actual average common shares
   outstanding for the year ended December 31, 1996;
   61,660,100 pro forma average common shares outstanding
   for the year ended December 31, 1995; and 61,387,500
   pro forma average common shares outstanding for the year
   ended December 31, 1994)                                               $   .89      $   .70  $   .43
=======================================================================================================

The accompanying notes are an integral part of these Financial Statements.


                             STATEMENTS OF INCOME

                                    P. 27



BALANCE SHEETS

December 31 (in thousands, except share information)                1996     1995
ASSETS
Current
  Cash and short-term investments                                $12,762   $14,082
  Receivables, less allowances of $3,887 and $2,889              285,337   189,260
  Inventories (Note 2)                                           171,748   112,538
  Deferred income tax benefits (Note 3)                           13,963     7,588
  Other                                                           15,378    12,705
----------------------------------------------------------------------------------
                                                                 499,188   336,173
----------------------------------------------------------------------------------
Property (Note 2)
  Land                                                            13,488    12,411
  Buildings and improvements                                      72,917    66,217
  Furniture and equipment                                        137,137   102,074
  Accumulated depreciation                                       (90,980)  (91,941)
----------------------------------------------------------------------------------
                                                                 132,562    88,761
----------------------------------------------------------------------------------
Goodwill, net of amortization of $13,138 and $5,650 (Note 2)     261,706   114,919
Other assets (Note 2)                                             11,906     4,271
----------------------------------------------------------------------------------
Total assets                                                    $905,362  $544,124
==================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
  Notes payable                                                 $ 36,700  $     --
  Current portion of long-term debt                                  180       214
----------------------------------------------------------------------------------
  Accounts payable
   Trade and other                                               185,370   116,363
   Boise Cascade Corporation (Note 5)                             21,926    23,906
----------------------------------------------------------------------------------
                                                                 207,296   140,269
----------------------------------------------------------------------------------

  Accrued liabilities
   Compensation and benefits                                      31,120    17,959
   Income taxes payable (Note 3)                                   7,100     4,712
   Taxes, other than income                                        8,351     6,813
   Other (Note 9)                                                 39,800    20,382
----------------------------------------------------------------------------------
                                                                  86,371    49,866
----------------------------------------------------------------------------------
                                                                 330,547   190,349
----------------------------------------------------------------------------------

Other
  Deferred income taxes (Note 3)                                   4,470     2,534
  Long-term debt, less current portion (Note 4)                  140,024       198
  Other (Note 9)                                                  25,536    11,626
----------------------------------------------------------------------------------
                                                                 170,030    14,358
----------------------------------------------------------------------------------

Commitments and contingent liabilities (Notes 8, 9, and 10)
Shareholders' equity (Notes 2 and 6)
  Common stock, $.01 par value, 200,000,000 shares authorized;
  62,750,318 and 62,292,776 shares issued and outstanding at
  December 31, 1996 and 1995                                         628       623
  Additional paid-in capital                                     304,134   295,615
  Retained earnings                                              100,023    43,179
----------------------------------------------------------------------------------
   Total shareholders' equity                                    404,785   339,417
----------------------------------------------------------------------------------
Total liabilities and shareholders' equity                      $905,362  $544,124
==================================================================================

The accompanying notes are an integral part of these Financial Statements.


                                BALANCE SHEETS

                                    P. 28





STATEMENTS OF CASH FLOWS
Year ended December 31 (in thousands)                               1996      1995      1994
CASH PROVIDED BY (USED FOR) OPERATIONS
Net income                                                       $55,349   $43,179   $26,465
Items in income not using (providing) cash
  Depreciation and amortization                                   27,198    15,355    12,985
  Deferred income tax benefit                                     (1,635)   (1,914)     (321)
Receivables                                                      (39,036)  (34,006)  (16,224)
Inventories                                                      (25,111)  (14,529)   (9,321)
Other current assets                                               4,312    (5,405)     (272)
Accounts payable and accrued liabilities                          40,688    45,579    18,417
Current and deferred income taxes                                 (1,419)    1,463       (24)
-------------------------------------------------------------------------------------------
  Cash provided by operations                                     60,346    49,722    31,705
-------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) INVESTMENT
Expenditures for property and equipment                          (42,711)  (22,246)   (6,487)
Acquisitions (Note 9)                                           (180,139)  (61,638)  (78,454)
Other, net                                                       (16,080)    4,309    (3,355)
-------------------------------------------------------------------------------------------
  Cash used for investment                                      (238,930)  (79,575)  (88,296)
-------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING
Additions to long-term debt                                      140,000        --        --
Notes payable                                                     36,700        --        --
Sale of stock                                                        --    123,076        --

Net equity transactions with Boise Cascade Corporation (Note 5)      --    (78,447)   57,148
Other, net                                                          564       (717)     (554)
-------------------------------------------------------------------------------------------
 Cash provided by financing                                     177,264     43,912    56,594
-------------------------------------------------------------------------------------------
Increase (decrease) in cash and short-term investments           (1,320)    14,059         3
Balance at beginning of the year                                 14,082         23        20
-------------------------------------------------------------------------------------------
Balance at end of the year                                      $12,762    $14,082   $    23
===========================================================================================

The accompanying notes are an integral part of these Financial Statements.


                           STATEMENTS OF CASH FLOWS

                                    P. 29



STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share information)

                                                                Total               Additional
Shares                For the years ended                    Shareholders'  Common  Paid-In    Retained
Outstanding           December 31, 1994, 1995, and 1996         Equity      Stock     Capital  Earnings

                      Balance at December 31, 1993              $149,819    $ --    $149,819  $     --
------------------------------------------------------------------------------------------------------
                      Net income                                  26,465              26,465
                      Net equity transactions with
                      Boise Cascade Corporation                   57,148              57,148
------------------------------------------------------------------------------------------------------
                      Balance at December 31, 1994               233,432             233,432
------------------------------------------------------------------------------------------------------
                      Net income                                  43,179                        43,179
                      Net equity transactions with
                      Boise Cascade Corporation                  (78,447)            (78,447)
62,292,776            Issuance of stock                          135,262     623     134,639
                      Other                                        5,991               5,991
------------------------------------------------------------------------------------------------------
62,292,776            Balance at December 31, 1995               339,417     623     295,615    43,179
------------------------------------------------------------------------------------------------------
                      Net income                                  55,349                        55,349
   382,317            Stock issued for acquisitions                7,235       4       7,231
    75,225            Stock options exercised                      1,576       1       1,575
                      Translation adjustments                      1,520                         1,520
                      Other                                         (312)               (287)      (25)
------------------------------------------------------------------------------------------------------
62,750,318            Balance at December 31, 1996              $404,785    $628    $304,134  $100,023
------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these Financial Statements.


                      STATEMENTS OF SHAREHOLDERS' EQUITY

                                    P. 30

NOTES TO FINANCIAL STATEMENTS

1.) ORGANIZATION AND BASIS OF PRESENTATION
Boise Cascade Office Products Corporation (together with its subsidiaries, the "Company"), headquartered in Itasca, Illinois, is one of the world's premier business-to-business distributors of products for the office through its contract stationer business, as well as through its direct marketing channel. The Company was incorporated on January 3, 1995, and until April 13, 1995, was a wholly-owned subsidiary of Boise Cascade Corporation ("BCC"). The Company consists of the former Boise Cascade Office Products Distribution Division (the "Division") whose assets (including the stock of two wholly-owned subsidiaries of BCC but excluding certain accounts receivable) and liabilities (see Note 6) were transferred to the Company (the "Transfer of Assets") effective
April 1, 1995 (the "Transfer Date") and subsequent acquisitions made by the Company.

The accompanying historical financial statements include the financial position and results of operations of the Division prior to the Transfer Date. BCC's net investment in the Company prior to the Transfer Date, including net cash transfers of the Division, has been reflected in "Additional paid-in capital" in the financial statements. Results of operations of the Company prior to 1995 are also included in "Additional paid-in capital." All significant intercompany transactions have been eliminated. These financial statements may not necessarily be representative of results that would have been attained if the above entities had operated within a separate consolidated entity.

During 1996, the Company had operations in Australia, Canada, the United Kingdom, and the United States. For the year ended December 31, 1996, the Company's Canadian operations had sales of $225,162,000 and operating income of $10,896,000, and the Company's other foreign operations had combined sales of $71,234,000 and combined operating income of $1,614,000. At December 31, 1996, identifiable assets of the Company's Canadian operations were $148,036,000 and of the Company's other foreign operations combined were $73,707,000. The Company did not have any significant foreign operations prior to 1996. Export sales to foreign unaffiliated customers are immaterial. No single customer accounts for 10% or more of consolidated net sales.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

2.) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CASH AND SHORT-TERM INVESTMENTS Cash and short-term investments include time deposits and highly liquid investments with original maturities of three months or less.

INVENTORIES Inventories consist of finished goods and are valued at the lower of cost or market, with cost based on an approximation of the first-in, first-out valuation method.

CATALOGS Costs of producing and distributing sales catalogs are capitalized and charged to expense in the periods in which the related sales occur.

PROPERTY Property and equipment are recorded at cost. Cost consists of expenditures for major improvements and replacements including interest cost associated with capital additions. No interest was capitalized in 1996, 1995, or 1994. Depreciation is computed using the straight-line method. Gains and losses from sales and retirements are included in income as they occur. Estimated service lives of principal items of property and equipment range from 3 to 40 years.

DEFERRED SOFTWARE COSTS The Company defers certain software costs that benefit future years. These costs are amortized on the straight-line method over a maximum of five years or the expected life of the product, whichever is less. "Other assets" in the Balance Sheets include deferred software costs of $9,420,000 and $3,070,000 at December 31, 1996 and 1995. Amortization of
deferred software costs totaled $1,685,000, $907,000, and $1,146,000 in 1996,
1995, and 1994 and is included in "Selling and warehouse operating expense."

COST OF SALES Cost of sales related to merchandise inventory is primarily determined using estimated



                        NOTES TO FINANCIAL STATEMENTS

                                     P.31


product costs and adjusted to actual at the time of physical inventories, which are taken at all locations at least annually. Additional adjustments to reflect actual experience are recognized as appropriate throughout the year. Cost of sales also includes delivery and occupancy expenses.

EARNINGS PER SHARE In May 1996, the Company effected a two-for-one split of its common stock in the form of a 100% stock dividend. Each shareholder of record at the close of business on May 6, 1996, received one additional share for each share held on that date. The new shares were distributed on May 20, 1996. All references in these financial statements and notes to share amounts, earnings per share, average shares outstanding, and common stock prices have been adjusted to reflect the stock split.

Earnings per share of $.89 for the year ended December 31, 1996, is based upon the weighted average number of common shares outstanding, including shares issued to effect acquisitions made by the Company and shares issued as a result of stock options exercised. Pro forma earnings per share of $.70 for the year ended December 31, 1995, has been presented assuming the 50,750,000 common shares issued to BCC and the 10,637,500 common shares issued in the Offerings (see Note 6) had taken place on January 1, 1995, and 905,276 common shares were issued during the year to effect various acquisitions, for a total of 61,660,100 average common shares outstanding. Pro forma earnings per share of $.43 for the year ended December 31, 1994, has been presented assuming the 50,750,000 common shares issued to BCC and the 10,637,500 common shares issued in the Offerings, for a total of 61,387,500, were issued at the beginning of the year. The pro forma earnings per share data are not necessarily indicative of what actual earnings per share would have been had these issuances of common shares occurred on the basis assumed.

GOODWILL Costs in excess of values assigned to the underlying net assets of acquired companies are generally being amortized on the straight-line method over 40 years. Annually, the Company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows of the businesses acquired on an undiscounted basis. In management's opinion, no material impairment exists at December 31, 1996.

FOREIGN CURRENCY TRANSLATION Local currencies are considered the functional currencies for the Company's operations outside the United States. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average monthly exchange rates prevailing during the year. Resulting translation adjustments are reflected in Shareholders' equity. At December 31, 1996, "Retained earnings" were increased by $1,520,000 as a result of these translation adjustments. No translation adjustment existed at December 31, 1995.

PRE-OPENING COSTS Costs associated with opening new locations are expensed as incurred.

FINANCIAL INSTRUMENTS The recorded value of the Company's financial instruments, which include accounts receivable and accounts payable, approximates market value. In the opinion of management, the Company does not have any significant concentration of credit risks. Concentration of credit risks with respect to trade receivables is limited due to the wide variety of customers and channels to and through which the Company's products are sold, as well as their dispersion across many geographic areas. At December 31, 1996, the Company had no derivative financial instruments.

RECLASSIFICATION Certain previously reported amounts have been reclassified to conform with the current period presentation.

3.) INCOME TAXES
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 requires that deferred taxes be provided on temporary differences between the book and tax bases of assets and liabilities. In addition, the standard requires adjustment of deferred tax liabilities to reflect enacted changes in statutory income tax rates.


                        NOTES TO FINANCIAL STATEMENTS

                                    p. 32

Income taxes are provided based on a calculation of the income tax expense that would be incurred if the Company operated as an independent entity. However, as long as BCC owns at least 80% of the Company's outstanding common stock, the Company will be included in the consolidated federal income tax return of the BCC affiliated group. Accordingly, the Company and BCC have entered into a tax matters agreement whereby the Company remits to BCC amounts representing the current tax liability that the Company would incur if it were an independent taxpayer. Pursuant to this agreement, the Company paid BCC $37,633,000 in 1996. In 1995, the Company paid BCC $20,453,000, representing current tax liabilities incurred after the Transfer Date. Amounts for periods before the Transfer Date were included in "Net equity transactions with Boise Cascade Corporation" and were $6,550,000 and $17,074,000 in 1995 and 1994.


The income tax expense included the following:
Year ended December 31 (in thousands)          1996        1995        1994
Current income tax provision                $40,098     $30,105     $17,050
Deferred income tax benefit                  (1,635)     (1,914)       (321)
---------------------------------------------------------------------------
Total income tax expense                    $38,463     $28,191     $16,729
---------------------------------------------------------------------------




A reconciliation of the statutory U.S. federal tax expense and the Company's actual tax expense was as follows:

Year ended December 31 (in thousands)             1996                 1995                  1994
-------------------------------------------------------------------------------------------------
                                         PERCENTAGE OF        PERCENTAGE OF         PERCENTAGE OF
                                 AMOUNT  PRETAX INCOME AMOUNT PRETAX INCOME AMOUNT  PRETAX INCOME
Statutory expense                $32,834     35.0%     $24,980    35.0%     $15,118     35.0%
  Increases (decreases)
  in tax resulting from:
    Foreign income
    taxed at rate higher
    than U.S. rate                 1,362      1.4            -       -            -        -
    State tax expense              3,522      3.8        2,809     3.9        1,675      3.9
    All other, net                   745       .8          402      .6          (64)     (.2)
--------------------------------------------------------------------------------------------
Actual tax expense               $38,463     41.0%     $28,191    39.5%     $16,729     38.7%
=============================================================================================



The components of the deferred tax assets and liabilities on the Balance Sheets at December 31, 1996 and 1995, were as follows:

December 31 (in thousands)                                  1996                   1995
----------------------------------------------------------------------------------------
                                           Assets    Liabilities   Assets   Liabilities
Property and equiptment                  $     -         $ 4,420  $     -        $3,125
Accounts receivable and unearned revenue   6,167               -    3,933             -
Deferred charges                              67              12       41             -
Inventories                                1,712               -      140             -
Accrued liabilities                        5,555               -      806            14
Compensation                               7,366             281    1,988             -
Goodwill                                       -          10,741        -         1,103
State taxes                                  788               -    1,934             -
Other                                      4,770           1,478      695           241
---------------------------------------------------------------------------------------
                                         $26,425         $16,932   $9,537        $4,483
=======================================================================================

At December 31, 1996, foreign subsidiaries of the Company had approximately $5,700,000 of undistributed earnings which are intended to be be indefinitely reinvested. If these earnings were distributed, foreign tax credits should become available under current law to reduce or eliminate the resulting U.S. income tax liability. For the year ended December 31, 1996, the Company's pretax domestic income was

                         NOTES TO FINANCIAL STATEMENTS

                                    p. 33

$88,295,000 and pretax foreign income was $5,517,000.

4.) DEBT
On June 5, 1996, the Company amended its revolving credit agreement with a group of banks to increase the aggregate of all commitments that can be outstanding to $350,000,000 from $225,000,000 and to extend the termination date to June 30, 2001, from June 30, 1999. The agreement provides for variable rates of interest based upon customary indices. Cash paid for interest for the year ended December 31, 1996, was $7,382,000. For the years ended December 31, 1995 and 1994, cash paid for interest was not material. The revolving credit facility is available for general corporate purposes, and contains financial and other covenants, including a negative pledge and covenants specifying a minimum net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio. The lending banks may terminate the revolving credit agreement, and accelerate the payment of any amounts borrowed thereunder, in the event a Change of Control (as defined) of the Company occurs. As of December 31, 1996, borrowings under the agreement totaled $140,000,000. The weighted average interest rate of borrowings under the agreement was 5.8% at December 31, 1996. In addition to amounts outstanding under the revolving credit agreement, short-term borrowings at December 31, 1996, totaled $36,700,000. The weighted average interest rate of these short-term borrowings was 7.7% at December 31, 1996. Substantially all of the Company's debt is unsecured.

5.) TRANSACTIONS WITH BOISE CASCADE CORPORATION
The Company participated in BCC's centralized cash management system prior to the Transfer Date. Cash receipts attributable to the Company's operations were collected by BCC, and most cash disbursements, including those attributable to capital improvements and acquisitions and expansion, were funded by BCC. The net effect of these transactions prior to the Transfer Date has been reflected in the Company's financial statements as "Net equity transactions with Boise Cascade Corporation" and is included in "Additional paid-in capital" in the Balance Sheets, as no common shares were issued to BCC.

A summarization of net equity transactions by type is as follows:
(in thousands)

                                                                   1995          1994
                                                           Period Ended    Year Ended
                                                               April 13   December 31
Cash collections                                           $(287,313)    $(893,291)
Working capital retained by Boise Cascade Corporation
in the transfer of assets                                   (100,000)            -
Payment of accounts payable                                  293,592       841,530
Capital expenditures and acquisitions                          9,186        84,941
Income taxes                                                   6,550        17,074
Cash dividend to Boise Cascade Corporation                    (1,859)            -
Corporate general and administrative allocation                  698         2,710
Other                                                            699         4,184
----------------------------------------------------------------------------------
Net equity transactions with Boise Cascade Corporation     $ (78,447)     $ 57,148
----------------------------------------------------------------------------------
Average balance for the period                             $  84,506      $ 41,323
----------------------------------------------------------------------------------

In conjunction with the Offerings, the Company and BCC have entered into intercompany agreements pursuant to which BCC, among other things, provides to the Company certain administrative support functions, certain paper and paper products under a long-term sales agreement, and use (without charge) of the trade names and trademark of BCC.

Under the Administrative Services Agreement, BCC provides various services to the Company that had been previously performed by BCC for the Division. The services will be provided for varying periods, from one to five years, as identified in the Administrative Services Agreement, subject to renewal or termination in accordance with the terms of such


                        NOTES TO FINANCIAL STATEMENTS
                                     p.34

agreement. The Company will pay for each of these services at rates set forth in the agreement. These rates are generally consistent with amounts that have been charged by BCC in the past. Prior to the Administrative Services Agreement, the costs of similar services were allocated to the Company by BCC based on estimations of BCC's costs for such services. For the years ended December 31, 1996, 1995, and 1994, charged or allocated costs amounted to $2,362,000, $2,382,000, and $2,710,000 and have been included in "Corporate general and administrative expense" in the Statements of Income.

Under the Paper Sales Agreement, the Company agreed to purchase, and BCC agreed to sell, subject to certain exceptions, all of the Company's cut-size paper requirements. The price to be paid by the Company is based upon a formula meant to approximate prevailing market prices for the paper. The agreement has an initial term of 20 years, and will be automatically renewed for five-year periods thereafter, subject to certain conditions.

The Company supplied office products to BCC and purchased certain paper and paper products from BCC. During the year ended December 31, 1996, the Company's sales to BCC were $2,047,000, and its purchases from BCC were $192,837,000. Sales and purchases during the same period of 1995 were $2,046,000 and $164,417,000 and in 1994 were $1,244,000 and $69,566,000.

The Company is included as a participating employer in certain broad-based employee benefit plans sponsored by BCC which cover the Company's work force. Most assets and liabilities under BCC's employee benefit plans for retirement and postretirement costs arising out of service with the Company were not transferred to the Company by BCC. Accordingly, no significant assets or liabilities related to retirement and postretirement benefits are included in these financial statements.

During each of the years presented, most employees of the Company participated in a defined benefit pension plan sponsored by BCC. In addition, certain employees of the Company were eligible for participation in defined contribution plans sponsored by BCC. The Statements of Income for the years ended December 31, 1996, 1995, and 1994, include expenses of $6,079,000, $4,159,000, and $3,754,000 attributable to participation by the employees of the Company in these plans. Postretirement expenses attributable to participation in BCC's postretirement plans included in the Statements of Income totaled $92,000, $140,000, and $201,000 for the years ended December 31, 1996, 1995, and 1994.

6.) SHAREHOLDERS' EQUITY
BCC's net investment in the Company prior to the Transfer Date, including results of operations and net cash transfers of the Division, has been reflected as "Additional paid-in capital" in the financial statements. On January 3, 1995, the Company was incorporated and has authorized capital consisting of 200,000,000 shares of common stock, $.01 par value, and 20,000,000 shares of preferred stock, $.01 par value. BCC was issued 50,750,000 shares of common stock in connection with the incorporation of the Company and Transfer of Assets on April 1, 1995.

On April 13, 1995, the Company completed the sale of 10,637,500 of shares of common stock at a price of $12.50 per share in an initial public offering in the United States and in a concurrent international offering (the "Offerings"). After the Offerings, BCC owned 82.7% of the Company's outstanding common stock. The net proceeds to the Company were approximately $123,076,000. A total of $100,000,000 of such net proceeds were used by the Company to replace the working capital retained by BCC in the Transfer of Assets. Of the remaining proceeds, $21,217,000 was retained by the Company for general corporate purposes, and $1,859,000 was paid as a dividend to BCC. At December 31, 1996, BCC owned 80.9% of the Company's outstanding common stock.

On June 17, 1996, the Company filed a registration statement with the Securities and Exchange Commission covering approximately 4,400,000 shares of common stock to be offered by the Company from time to time in connection with acquisitions. As of December 31, 1996, the Company had 4,006,630 unissued shares remaining under this registration statement.

7.) ACCOUNTING FOR STOCK-BASED COMPENSATION
The Company has two stock option plans, the Key Executive Stock Option Plan (KESOP) and the Director Stock Option Plan (DSOP). The Company



                        NOTES TO FINANCIAL STATEMENTS
                                     p.35

accounts for these plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under this opinion, no compensation cost has been recognized.

If the Company had determined compensation cost for these plans consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," 1996 net income would have been reduced pro forma by $2,064,000 and earnings per share would have been reduced pro forma by $.03. The Company's 1995 net income would have been reduced pro forma by $914,000 and earnings per share would have been reduced pro forma by $.01. The Company granted no options prior to January 1, 1995. The pro forma compensation cost may not be representative of that to be expected in future years.

The KESOP provides for the granting of options to purchase shares of the Company's common stock to key employees of the Company. The exercise price of the options is equal to the fair market value of the Company's common stock on the date the options are granted. The options are vested upon grant; however, except under unusual circumstances, only one-third of the options become exercisable in each of the three years following the grant date. The options expire, at the latest, 10 years after the grant date. As of December 31, 1996, a total of 3,000,000 shares of the Company's common stock was authorized for issuance under the KESOP.

A summary of the status of the KESOP at December 31, 1996 and 1995, and changes during the years then ended is presented in the table and narrative below.

                                               1996                1995
                                             Wtd. Avg.           Wtd. Avg.
                                     Shares  Ex. Price  Shares   Ex. Price
Balance at beginning of the year     647,400   $12.57         -   $    -
Options granted                      501,200    25.54   647,400    12.57
Options exercised                    (75,225)   12.50         -        -
Options expired                      (13,933)   19.78         -        -
Balance at end of the year         1,059,442    18.66   647,400    12.57
Exercisable at end of the year       140,569    12.60         -        -
Weighted average fair value of
options granted (Black-Scholes)        $9.14              $4.87


The 1,059,442 options outstanding at December 31, 1996, have exercise prices between $12.50 and $26.63 and a weighted average remaining contractual life of
8.3 years.

Beginning in 1995, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions used for grants in 1996 and 1995: risk-free interest rates of 5.2% and 7.3%; no expected dividends; expected lives of 4.2 years for both years; and expected stock price volatility of 35% for both years.

The DSOP, available only to the Company's nonemployee directors, provides for annual grants of options. The exercise price of options under this plan is equal to the fair market value of the Company's common stock on the date the options are granted. The options are vested upon grant, and except under unusual circumstances may not be exercised until one year following the date of grant, and expire the earlier of three years after the director ceases to be a director or 10 years after the grant date. Total shares outstanding at December 31, 1996 and 1995, were 24,000 and 12,000, with weighted average exercise prices of $17.50 and $12.50. As of December 31, 1996, a total of 150,000 shares of the Company's common stock was authorized for issuance under the DSOP.

8.) LEASES
Rental expenses for operating leases, net of sublease rentals, were $22,698,000 in 1996, $10,682,000 in 1995, and $8,354,000 in 1994.

The Company has various operating leases with



                        NOTES TO FINANCIAL STATEMENTS

                                    p. 36

remaining terms of more than one year. These leases have minimum lease payment requirements, net of sublease rentals, of $19,045,000 for 1997, $16,432,000 for 1998, $9,969,000 for 1999, $7,182,000 for 2000, and $5,501,000 for 2001,
with total payments thereafter of $18,959,000.

Substantially all lease agreements have fixed payment terms based upon the lapse of time. Certain lease agreements provide the Company with the option to purchase the leased property. In addition, certain lease agreements contain renewal options exercisable by the Company ranging up to 15 years, with fixed payment terms similar to those in the original lease agreements.

The Company also leases certain equipment and buildings under capital leases; aggregate obligations under capital leases were not material at December 31, 1996 and 1995.

9.) ACQUISITIONS
In 1996, 1995, and 1994, the Company made various acquisitions, all of which were accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The initial purchase price allocations may be adjusted within one year of the date of purchase for changes in estimates of the fair values of assets and liabilities. Such adjustments are not expected to be significant to results of operations or the financial position of the Company. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill and is generally being amortized over 40 years. The results of operations of the acquired businesses are included in the Company's operations subsequent to the dates of acquisitions.

The Company acquired 19 businesses during 1996, 10 businesses during 1995, and three businesses during 1994. Amounts paid, acquisition liabilities recorded, and stock issued for these acquisitions were as follows:

                                           1996           1995           1994
ACQUISTIONS OF NET ASSETS:
Cash paid                          $ 35,161,000    $61,136,000    $78,454,000
Acquisition liabilities recorded   $ 13,683,000    $ 8,128,000    $         -
Stock issued
  shares                                      -        865,742              -
  value                            $          -    $11,985,000    $         -
ACQUISITIONS OF STOCK:
Cash paid                          $144,978,000    $ 1,002,000    $         -
Acquisition liabilities recorded   $ 21,663,000    $   443,000    $         -
Stock issued
  shares                                321,652        473,924    $         -
  value                            $  6,886,000    $ 6,200,000    $         -


The 1996 amounts include the acquisition of 100% of the shares of Grand
& Toy Limited ("Grand & Toy") from Cara Operations Limited (Toronto) for approximately C$140,000,000 (US$102,084,000). In addition, the Company recorded acquisition liabilities of approximately US$9,907,000. At December 31, 1996, Grand & Toy owned and operated six office products distribution centers and approximately 70 retail stores across Canada.

The 1995 amounts include $21,747,000 of cash paid; the issuance of 431,352 shares of common stock and the equivalent of 434,390 shares of common stock in a stock note, payable by issuing the shares at the end of two years; and the recording of $2,999,000 of acquisition liabilities. These were part of the purchase of the net assets of office supply and computer distribution businesses in New York and Missouri.

Unaudited pro forma results of the Company's operations for the year ended December 31, 1996, assuming the 1996 acquisitions had occurred January 1, 1996, would have been net sales of


                        NOTES TO FINANCIAL STATEMENTS

                                    p. 37

$2,131,341,000, net income of $57,913,000, and earnings per share of $.93. Unaudited pro forma results of the Company's operations for the year ended December 31, 1995, assuming the 1996 and 1995 acquisitions had occurred January 1, 1995, would have been net sales of $1,895,061,000, net income of $43,082,000 and earnings per share of $.69. Prior to its acquisition by the Company, Grand & Toy recorded a restructuring charge. Excluding the impact of this charge, the Company's pro forma net income for the year ended December 31, 1995, would have been $45,624,000 and earnings per share would have been $.73.

The 1994 amounts include the acquisition of the net assets of the direct marketing office supply business of The Reliable Corporation ("Reliable") for $71,306,000 in cash. Unaudited pro forma results of the Company's operations for the year ended December 31, 1994, assuming the acquisition of Reliable and the 1995 acquisitions had occurred on January 1, 1994, would have been sales of $1,122,560,000, net income of $30,395,000, and earnings per share of $.49. Also during 1994, the Company purchased the net assets of two office supply distribution businesses. The pro forma impact of these acquisitions was not significant to the Company's results of operations.

The above referenced unaudited pro forma financial information does not necessarily represent the actual consolidated results of operations that would have resulted if the acquisitions had occurred on the dates assumed.

In January 1997, the Company formed a joint venture with Otto Versand ("Otto") to begin direct marketing office products in Europe. The Company and Otto will each have a 50% equity interest in the new company.

As a result of its acquisition activity, the Company had short-term acquisition liabilities of $21,538,000 and $7,362,000 at December 31, 1996 and 1995, which were included in "Other current liabilities." Additionally, the Company had long-term acquisition liabilities of $15,192,000 and $3,595,000 at December 31, 1996 and 1995, which were included in "Other long-term liabilities."

10.) LITIGATION AND LEGAL MATTERS
The Company is not currently involved in any legal or administrative proceedings that it believes could have, either individually or in the aggregate, a material adverse effect on its business or financial condition.

11.) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(in thousands, except share information)
                                                                          1996                                                1995
--------------------------------------------------------------------------------------------------------------------------------
                            4th Quarter  3rd Quarter  2nd Quarter  1st Quarter  4th Quarter  3rd Quarter  2nd Quarter  1st Quarter
Net sales                    $556,680    $506,694     $460,767      $461,423     $374,911     $332,037    $305,718      $303,287
Cost of sales                 412,220     379,193      337,429       338,526      274,791      244,237     230,070       231,466
--------------------------------------------------------------------------------------------------------------------------------
Gross profit                  144,460     127,501      123,338       122,897      100,120       87,800      75,648        71,821
--------------------------------------------------------------------------------------------------------------------------------
Operating expenses            117,833     105,369       98,365        95,329       76,042       67,435      62,933        59,512
--------------------------------------------------------------------------------------------------------------------------------
Income from operations         26,627      22,132       24,973        27,568       24,078       20,365      12,715        12,309
--------------------------------------------------------------------------------------------------------------------------------
Interest expense                2,476       2,126        1,875         1,289          217          164         304             -
Other income
(expense), net                    378        (142)          (6)           48          537          874         934           243
--------------------------------------------------------------------------------------------------------------------------------
Income before
income taxes                   24,529      19,864       23,092        26,327       24,398       21,075      13,345        12,552
Income tax expense             10,057       8,144        9,498        10,764        9,637        8,584       5,137         4,833
--------------------------------------------------------------------------------------------------------------------------------
Net Income                   $ 14,472    $ 11,720     $ 13,594      $ 15,563     $ 14,761     $ 12,491    $  8,208      $  7,719
=================================================================================================================================
Earnings per share(1)        $    .23    $    .19     $    .22      $    .25     $    .24     $    .20    $    .13      $    .13
Common stock prices(2)
High                         $ 21 1/4   $  35 1/4     $ 48          $ 35 1/4     $ 21 3/8     $ 14 7/8    $13 5/16          N/A
Low                          $ 17 5/8   $  17 1/8     $ 31 1/16     $ 21 1/8     $ 13 3/8     $11 3/16    $  11             N/A
--------------------------------------------------------------------------------------------------------------------------------


(1) The 1995 earnings per share assumes that the shares issued in the initial public offerings and the shares issued to BCC were issued at the beginning of 1995 (see Note 2).

(2) The Company's common stock is traded principally on the New York Stock Exchange.


                         NOTES TO FINANCIAL STATEMENTS

                                    p. 38

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF BOISE CASCADE OFFICE PRODUCTS CORPORATION:
We have audited the accompanying balance sheets of Boise Cascade Office Products Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related statements of income, cash flows, and shareholders' equity for the years ended December 31, 1996, 1995, and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Office Products Corporation as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


Arthur Anderson LLP

Boise, Idaho
January 28, 1997