Form 10-K405, Exhibit 13
period 1996-12-31
BOISE CASCADE OFFICE PRODUCTS CORP
filed 1997-03-24
CIK 938839

                                                                   Exhibit 13.2









                                  EXHIBIT 13.2

STATEMENTS OF INCOME  (Unaudited) Boise Cascade Office Products Corporation
===========================================================================






                                                                       Three Months Ended              Year Ended
                                                                          December 31                 December 31
                                                                       ------------------             -----------
                                                                       1996          1995          1996          1995
                                                                   (expressed in thousands, except per-share data)

Net sales .......................................................  $    556,680  $    374,911  $  1,985,564  $  1,315,953
Cost of sales ...................................................       412,220       274,791     1,467,368       980,564
                                                                   ------------  ------------  ------------  ------------
Gross profit ....................................................       144,460       100,120       518,196       335,389
                                                                   ------------  ------------  ------------  ------------

Selling and warehouse operating expense .........................       105,175        67,823       375,700       238,885
Corporate general and administrative expense ....................        10,686         7,409        34,409        24,750
Goodwill amortization ...........................................         1,972           810         6,787         2,287
                                                                   ------------  ------------  ------------  ------------
                                                                        117,833        76,042       416,896       265,922
                                                                   ------------  ------------  ------------  ------------
Income from operations ..........................................        26,627        24,078       101,300        69,467
Interest expense ................................................         2,476           217         7,766           685
Other income, net ...............................................           378           537           278         2,588
                                                                   ------------  ------------  ------------  ------------
Income before income taxes ......................................        24,529        24,398        93,812        71,370
Income tax expense ..............................................        10,057         9,637        38,463        28,191
                                                                   ------------  ------------  ------------  ------------
Net income ......................................................  $     14,472  $     14,761  $     55,349  $     43,179
                                                                   ============  ============  ============  ============


Earnings per common share and pro forma earnings per
 common share (based upon 62,658,813 and 62,444,170 actual
 average common shares outstanding for the three months and year ended December 31, 1996; 62,286,202 actual average common
 shares outstanding for the three months ended December 31, 1995, and 61,660,100 pro forma average common shares outstanding for
 the year ended December 31, 1995 ...............................  $        .23  $        .24  $        .89  $        .70
                                                                   ============  ============  ============  ============

BALANCE SHEETS  Boise Cascade Office Products Corporation
================================================================================







                                                                        (Unaudited)
                                                                        December 31
                                                                  -----------------------
Assets                                                             1996             1995
-------------------------------------------------------------------------------------------

                                                                 (expressed in thousands,
                                                                except share information)
Current
 Cash and short-term investments ............................       $ 12,762       $ 14,082
 Receivables, less allowances of $3,887 and $2,889 ..........        285,337        189,260
 Inventories ................................................        171,748        112,538
 Deferred income tax benefits ...............................         13,963          7,588
 Other ......................................................         15,378         12,705
                                                                    --------       --------
                                                                     499,188        336,173
                                                                    --------       --------

Property
 Land .......................................................         13,488         12,411
 Buildings and improvements .................................         72,917         66,217
 Furniture and equipment ....................................        137,137        102,074
 Accumulated depreciation ...................................        (90,980)       (91,941)
                                                                    --------       --------
                                                                     132,562         88,761
                                                                    --------       --------
Goodwill, net of amortization of $13,138 and $5,650 .........        261,706        114,919
Other assets ................................................         11,906          4,271
                                                                    --------       --------
Total assets ................................................       $905,362       $544,124
                                                                    ========       ========

-------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
-------------------------------------------------------------------------------------------

Current
 Notes payable ..............................................       $ 36,700       $     --
 Current portion of long-term debt ..........................            180            214
                                                                    --------       --------
 Accounts payable
  Trade and other ...........................................        185,370        116,363
  Boise Cascade Corporation .................................         21,926         23,906
                                                                    --------       --------
                                                                     207,296        140,269
                                                                    --------       --------

 Accrued liabilities
  Compensation and benefits .................................         31,120         17,959
  Income taxes payable ......................................          7,100          4,712
  Taxes, other than income ..................................          8,351          6,813
  Other .....................................................         39,800         20,382
                                                                    --------       --------
                                                                      86,371         49,866
                                                                    --------       --------
                                                                     330,547        190,349
                                                                    --------       --------

Other
 Deferred income taxes ......................................          4,470          2,534
 Long-term debt, less current portion .......................        140,024            198
 Other ......................................................         25,536         11,626
                                                                    --------       --------
                                                                     170,030         14,358
                                                                    --------       --------

Shareholders' equity
 Common stock, $.01 par value, 200,000,000 shares authorized;
  62,750,318 and 62,292,776 shares issued and outstanding ...            628            623
 Additional paid-in capital .................................        304,134        295,615
 Retained earnings ..........................................        100,023         43,179
                                                                    --------       --------
  Total shareholders' equity ................................        404,785        339,417
                                                                    --------       --------
Total liabilities and shareholders' equity ..................       $905,362       $544,124
                                                                    ========       ========

STATEMENTS OF CASH FLOWS  (Unaudited) Boise Cascade Office Products Corporation
================================================================================





                                                             Year Ended December 31
                                                           --------------------------
                                                                1996          1995
--------------------------------------------------------------------------------------
                                                           (expressed in thousands)
Cash provided by (used for) operations
 Net income ..............................................     $  55,349     $  43,179
 Items in income not using (providing) cash
  Depreciation and amortization .........................         27,198        15,355
  Deferred income tax benefit ...........................         (1,635)       (1,914)
 Receivables .............................................       (39,036)      (34,006)
 Inventories .............................................       (25,111)      (14,529)
 Other current assets ....................................         4,312        (5,405)
 Accounts payable and accrued liabilities ................        40,688        45,579
 Current and deferred income taxes .......................        (1,419)        1,463
                                                               ---------     ---------
  Cash provided by operations ...........................         60,346        49,722
                                                               ---------     ---------


Cash provided by (used for) investment
 Expenditures for property and equipment .................       (42,711)      (22,246)
 Acquisitions ............................................      (180,139)      (61,638)
 Other, net ..............................................       (16,080)        4,309
                                                               ---------     ---------
  Cash used for investment ..............................       (238,930)      (79,575)
                                                               ---------     ---------


Cash provided by (used for) financing
 Additions to long-term debt .............................       140,000            --
 Notes payable ...........................................        36,700            --
 Sale of stock ...........................................            --       123,076
 Net equity transactions with Boise Cascade Corporation ..            --       (78,447)
 Other, net ..............................................           564          (717)
                                                               ---------     ---------
  Cash provided by financing ............................        177,264        43,912
                                                               ---------     ---------


Increase (decrease) in cash .............................         (1,320)       14,059
Balance at beginning of the period ......................         14,082            23
                                                               ---------     ---------
Balance at December 31 ..................................      $  12,762     $  14,082
                                                               =========     =========

NOTES TO QUARTERLY FINANCIAL STATEMENTS Boise Cascade Office Products
Corporation
================================================================================



Organization and Basis of Presentation. Boise Cascade Office Products Corporation (together with its subsidiaries, "the Company") was operated as the Boise Cascade Office Products Distribution Division ("the Division") of Boise Cascade Corporation ("BCC") prior to April 1, 1995. Effective on that date, pursuant to an Asset Transfer and Subscription Agreement between the Company and BCC, BCC transferred to the Company substantially all of the assets and liabilities associated with the Division, other than $100,000,000 of accounts receivable, in exchange for common stock of the Company. After the transfer, BCC holds a total of 50,750,000 shares. The accompanying historical income statements include the consolidated results of operations of the Division. These statements are unaudited statements which do not include all Notes to Financial Statements and should be read in conjunction with the Company's 1996 Annual Report. The 1996 Annual Report will be available in March 1997.

Public Offerings. On April 13, 1995, the Company completed the sale of 10,637,500 shares of common stock at a price of $12.50 per share in an initial public offering in the United States and in a concurrent international offering ("the Offerings"). After the Offerings, BCC owned 82.7% of the Company's outstanding common stock. The net proceeds to the Company were approximately $123,076,000. A total of $100,000,000 of such net proceeds was used by the Company to replace the working capital retained by BCC in the transfer of assets. Of the remaining proceeds, $21,217,000 was retained by the Company and was available for general corporate purposes and $1,859,000 was paid as a dividend to BCC.

Earnings Per Common Share. The unaudited actual earnings per common share of $.23 and $.89 for the three months and year ended December 31, 1996, and $.24 for the three months ended December 31, 1995, are based upon the actual average number of common shares outstanding, including common shares issued to effect acquisitions made by the Company and shares issued as a result of stock options exercised. The unaudited pro forma earnings per common share of $.70 for the year ended December 31, 1995, are presented assuming the 50,750,000 common shares issued to BCC in the organization of the Company and the 10,637,500 common shares issued in the Offerings were issued on January 1, 1995.

Stock Split. The Company effected a two-for-one split of the Company's common stock in the form of a 100% stock dividend on May 20, 1996, to shareholders of record at the close of business on May 6, 1996. All references in these financial statements to numbers of shares of common stock of the Company and to per share amounts and common stock prices have been adjusted to reflect the stock split.

Other. On January 31, 1996, the Company acquired the contract stationer business of Sierra Vista Office Products, Inc., based in Albuquerque, New Mexico. On February 5, 1996, the Company acquired Grand & Toy Limited, a Canadian office products distributor. On February 9, 1996, the Company acquired the contract stationer businesses of Loring, Short & Harmon, Inc., based in Portland, Maine, and McAuliffe's based in Burlington, Vermont. On March 29, 1996, the Company acquired the contract stationer and office furniture business of Office Essentials based in Milwaukee, Wisconsin. On April 26, 1996, the Company acquired the contract stationer business of Crawford's Office Supplies, based in Seattle, Washington. On May 31, 1996, the Company acquired the contract stationer business of Zemlick Brothers, Inc., based in Kalamazoo, Michigan. On July 1, 1996, the Company acquired the contract stationer business of Pedersen Contact, based in Melbourne, Australia. On July 31, 1996, the Company acquired the contract stationer business of Mike Bryan Office Products, Inc., based in Oklahoma City, Oklahoma. On October 31, 1996, the Company acquired the contract stationer businesses of Copytek, based in Burlington, Vermont; Independent EDP, based in Melbourne, Australia; Pacific Data Products based in Spokane, Washington and Smith's Office Products based in Nashville, Tennessee. On November 1, 1996, the Company acquired Oregon Wholesale Novelty Company, Inc., an advertising specialties company based in Portland, Oregon. Additionally, on November 1, 1996, the Company acquired the contract stationer businesses of Bixby Office Supply, based in Grand Rapids, Michigan; J.B. Allisons based in Fredericton, Canada; and Produit De Bureau Parallele based in Montreal, Canada. On November 30, 1996, the Company acquired the contract stationer business of Brissons based in North Bay, Canada. On December 6, 1996, the Company acquired the contract stationer business of Thompson's Office Products based in Kalgoorlie, Australia. The combined annual sales of these acquisitions at the time of announcement were approximately $460,000,000. The results of operations of the acquired businesses are included in the Company's operations subsequent to the dates of acquisition. The Company also started up office products distribution centers in Las Vegas, Nevada, and Miami, Florida, during the second quarter of 1996.

The effective annual tax provision rate for the year ended December 31, 1996 was 41.0% compared with a tax provision rate of 39.5% for the same period in the prior year. The increase is primarily due to the amortization of goodwill arising from certain acquisitions that is not deductible for tax purposes.