Form 10-K, Exhibit 13
period 1997-12-31
BOISE CASCADE OFFICE PRODUCTS CORP
filed 1998-03-18
CIK 938839

                                                                   EXHIBIT 13.1

                              FINANCIAL REVIEW

RESULTS OF OPERATIONS
1997 COMPARED WITH 1996
Net sales in 1997 increased 31% to $2.6 billion, from $2.0 billion in 1996. The growth in sales resulted from acquisitions and internal growth. Same-location sales increased 14%. Sales growth was constrained by lower paper prices. Holding paper prices constant, same-location sales increased 17%. Businesses acquired during 1996 had sales in 1996 of approximately $332 million and sales in 1997 of $524 million. The increase is due to the implementation of our business model in these acquisitions, including increasing sales to our national accounts and broadening product offerings, as well as a full calendar year of ownership in 1997.

Cost of sales, which includes the costs of merchandise sold, delivery, and occupancy, increased in 1997 to $1.9 billion, which was 74.8% of net sales. This compares with $1.5 billion, or 73.9% of net sales, in 1996. The 0.9% decrease in gross margin resulted in part from continued competitive pressures on gross margins, especially in national accounts. Additionally, in the first half of 1996, paper costs to us were declining rapidly from the peak reached late in 1995, which raised our gross margin in the first half of 1996. In 1997, paper costs were more stable but significantly lower, constraining our 1997 margins. We believe that the increasingly competitive nature of the industry and the increasing price sensitivity of customers will continue to put downward pressure on gross margins. In addition, changes in our product mix or marketing strategy could, from time to time, affect gross margins. For example, we continue to increase our sales of computer-related consumables, a product line that had significantly lower gross margins and associated operating expenses in 1997 than our more traditional office products line.

Operating expense was 20.6% of net sales in 1997, compared with 21.0% in 1996. This decrease resulted in part from leveraging expenses across a larger revenue base and from specific initiatives to increase efficiency, for example, by increasing central procurement and integrating distribution programs. Within the operating expense category, selling and warehouse operating expense was 18.6% of net sales in 1997, compared with 18.9% in 1996. The decrease was a result of efficiencies gained from our centralized call centers and the centralization of our inventory rebuying function. Corporate general and administrative expense declined to 1.6% of net sales in 1997 from 1.7% in 1996, because we were able to spread the cost of centralized functions over our higher revenues. Goodwill amortization was 0.4% of net sales in 1997 compared with 0.3% in 1996. The increase between 1996 and 1997 resulted from our acquisition activity in 1996 and 1997.

As a result of the factors discussed above, income from operations was $119 million in 1997, an 18% increase over $101 million in 1996. Our operating margin decreased to 4.6% from 5.1% of net sales in 1996.

Interest expense was $20 million in 1997 compared with $8 million in 1996. The increase resulted from debt incurred in conjunction with our acquisition and capital spending programs.

Income tax expense was $43 million in 1997 compared with $38 million in 1996. The increase resulted from our higher taxable income in 1997 and from an increase in our effective tax rate. Our effective tax rate increased to 43% in 1997 from 41% in 1996, primarily as a result of increased nondeductible goodwill and foreign income taxed at a higher rate.

Net income increased 3% to $57 million, or 2.2% of net sales, compared with $55 million, or 2.8% of net sales, in 1996.

1996 COMPARED WITH 1995
Net sales in 1996 increased 51% to $2.0 billion, from $1.3 billion in 1995. The growth in sales resulted primarily from acquisitions. Businesses acquired during 1995 had sales in 1995 of $90 million. Sales for the 1995 acquisitions increased to $264 million for 1996 because they were owned for the full calendar year and we had begun to implement our business model in these acquisitions, including increasing sales to national accounts and broadening product offerings. Businesses acquired during 1996 had sales in 1996 of $332 million. Excluding the incremental effect of the 1995 and 1996 acquisitions, net sales increased $200 million, primarily as a result of growth in national account sales, our broader product offering, and growth in direct marketing sales.


                                              BOISE CASCADE OFFICE PRODUCTS  15

                               FINANCIAL REVIEW

Cost of sales, which includes the costs of merchandise sold, delivery, and occupancy, increased in 1996 to $1.5 billion, which was 73.9% of net sales. This compares with $981 million, which represented 74.5% of net sales, in 1995. The 0.6% increase in gross margins for 1996 compared with 1995 resulted primarily from our acquisition of Neat Ideas, a direct marketing company based in the United Kingdom, and Grand & Toy Limited, one of Canada's largest contract stationers. Both of these companies have gross margins which are higher than the average gross margin of our other business. In addition, our average gross margin on office paper sales was higher in 1996 than in 1995, when we experienced difficulty in passing through cost increases early in the year.

Operating expense was 21.0% of net sales in 1996, compared with 20.2% in 1995. This increase was primarily the result of our increased presence in direct marketing and the international contract stationer business, both of which have higher operating expenses than the average of our other business. Sharply lower paper prices in 1996 also reduced overall revenue growth, negatively impacting our ability to leverage our operating expenses. Within the operating expense category, selling and warehouse operating expense was 18.9% of net sales in 1996, compared with 18.2% in 1995. In addition to the factors discussed above, in 1996 we added more than 40 associates to our sales force dedicated to computer-related products; started up a centralized call center in Peru, Illinois; and centralized the majority of our domestic inventory rebuying function. These activities also contributed to the increase in selling and warehouse operating expenses in 1996. Corporate general and administrative expense declined to 1.7% of net sales in 1996 from 1.9% in 1995, because we were able to spread the cost of centralized functions over our higher revenues. Goodwill amortization was 0.3% of net sales in 1996, compared with 0.2% in 1995. The increase in goodwill amortization between 1995 and 1996 resulted from our acquisition activity in 1995 and 1996.

As a result of the factors discussed above, income from operations was $101 million in 1996, a 46% increase over $69 million in 1995. Our operating margin decreased to 5.1% from 5.3% of net sales.

Interest expense was $8 million in 1996, compared with $1 million in 1995. The increase in interest expense resulted from debt incurred in conjunction with our acquisition and capital spending programs.

Income tax expense was $38 million in 1996, compared with $28 million in 1995. The increase resulted from our higher taxable income in 1996. Our effective tax rate also increased to 41% in 1996, from 39.5% in 1995, primarily as a result of increased nondeductible goodwill and foreign income taxed at a higher rate.

Net income increased 28% to $55 million, or 2.8% of net sales, compared with $43 million, or 3.3% of net sales, in 1995.

PUBLIC OFFERING
On April 13, 1995, we completed the sale of 10,637,500 shares of common stock, at a price of $12.50 per share, in an initial public offering. After the offering, Boise Cascade Corporation owned 82.7% of our outstanding common stock. Net proceeds were approximately $123 million, $102 million of which we used to pay a dividend to Boise Cascade Corporation and to replace working capital retained by Boise Cascade Corporation. The remainder of the proceeds--approximately $21 million--was retained by the Company for general corporate purposes.

In May 1996, we effected a two-for-one stock split of our common stock in the form of a 100% stock dividend. Each shareholder of record at the close of business on May 6, 1996, received one additional share for each share held on that date. The new shares were distributed on May 20, 1996. All references in this financial review to share amounts, earnings per share, average shares outstanding, and common stock prices have been adjusted to reflect the stock split.

On June 17, 1996, we filed a registration statement with the Securities and Exchange Commission for 4.4 million shares of common stock to be offered by the Company from time to time in connection with future acquisitions. At December 31, 1997, 3.5 million shares remained unissued under this registration statement.



16  BOISE CASCADE OFFICE PRODUCTS

                              FINANCIAL REVIEW


On September 25, 1997, we issued 2.25 million shares of common stock at $21.55 per share to Boise Cascade Corporation for total proceeds of $48 million. At December 31, 1997, Boise Cascade Corporation owned 81.4% of our outstanding common stock.

ACQUISITIONS
Through February 1998, our direct marketing subsidiary, The Reliable Corporation, acquired Fidelity Direct, a direct marketer of packing, shipping, and graphic arts products in Minnesota, and Sistemas Kalamazoo, a direct marketer of office supplies in Spain. The annualized sales of these acquisitions were $14 million at the time of announcement.

In 1997, we acquired eight businesses and entered into a joint venture, including two companies in France and one in the United Kingdom, for cash of $254 million, acquisition liabilities of $13 million, debt assumed of $10 million, and issuance of our stock valued at $3 million at the time of issuance. The annualized sales of the acquisitions completed in 1997 were $340 million at the time of announcement.

In 1996, we acquired 19 businesses, including four companies in Canada and three in Australia, for cash of $180 million, acquisition liabilities of $35 million, and issuance of our stock valued at $7 million at the time of issuance. The annualized sales of the acquisitions completed in 1996 were $460 million at the time of announcement.

In 1995, we acquired 10 office products businesses, including one in the United Kingdom, for cash of $62 million, payables to the sellers of $11 million, and issuance of our stock and a stock note valued at $18 million at the time of issuance. The annualized sales of the acquisitions completed in 1995 were $235 million at the time of announcement.

Goodwill, net of amortization, was $439 million at December 31, 1997, and $262 million at December 31, 1996. The increase was the result of acquisitions. We used purchase accounting to record our acquisitions. For more information on our acquisitions, see Note 9 in our Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES
Our principal requirements for cash have been to make acquisitions, fund technology development and working capital needs, upgrade and expand facilities at existing locations, and open new distribution centers. The funding of our strategy for growth, including acquisitions and the relocation of several existing distribution centers into new and larger facilities, is expected to require capital outlays over the next several years. We expect total capital expenditures in 1998 of about $100 million, exclusive of amounts attributable to acquisitions. In 1997, such capital expenditures were approximately $67 million.

To finance our capital requirements, we expect to rely upon funds from a combination of sources. In addition to cash flow from operations, we have a $450 million revolving credit agreement that expires in 2001 and provides for variable rates of interest based on customary indices. The revolving credit agreement is available for acquisitions and general corporate purposes. It contains financial and other covenants, including a negative pledge and covenants specifying a minimum fixed charge coverage ratio and a maximum leverage ratio. Amounts outstanding under this agreement totaled $340 million
at December 31, 1997.   We may, subject to the covenants contained in the
revolving credit agreement and to market conditions, refinance existing debt or raise additional funds through the agreement and through other external debt or equity financings in the future.

In addition to the amount outstanding under the revolving credit agreement, we had short-term notes payable of $23 million at December 31, 1997. The maximum amount of short-term notes payable outstanding during the year ended December 31, 1997, was $95 million. The average amount of short-term notes payable during the 12 months ended December 31, 1997, was $42 million. The weighted average interest rate for these borrowings was 5.8%.

FINANCIAL CONDITION
Cash provided by operations in 1997 was $120 million. This was the result of $98 million of net income, depreciation and amortization, and other noncash items, and a $22 million net decrease in working capital. Net cash used for investment was $350 million, which included $67 million for capital expenditures


                                              BOISE CASCADE OFFICE PRODUCTS  17

                              FINANCIAL REVIEW


and $254 million for acquisitions. Net cash provided by financing was $246 million, which included $212 million borrowed under the revolving credit agreement and $48 million of proceeds from the issuance of our common stock, offset by the payment of $13 million of short-term borrowings.

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

Cash provided by operations in 1995 was $50 million. This was the result of $57 million of net income, depreciation and amortization, and other noncash items, offset by a $7 million net increase in working capital. Net cash used for investment was $80 million, which included $22 million for capital expenditures and $62 million for acquisitions. Net cash provided by financing was $44 million, which included $123 million from our sale of stock, offset in part by a $78 million net equity transaction with Boise Cascade Corporation.

DISCLOSURES OF CERTAIN FINANCIAL MARKET RISKS
Changes in interest rates and currency rates expose us to financial market risks. To date, these risks have not been significant and are not expected to be so in the near term. Changes in our debt and our continued international expansion could increase these risks. To manage volatility relating to these risks, we may enter into various derivative transactions such as interest rate swaps, rate hedge agreements, and forward exchange contracts. We do not use derivative financial instruments for trading purposes.

In December 1997, we entered into agreements to hedge against a rise in Treasury rates. We entered into the transactions in anticipation of our issuance of debt securities in the first half of 1998. The hedge agreements have a notional amount of $70 million and will be settled in late March 1998. If the settlement rate, based on the yield on 10-year U.S. Treasury bonds, is greater than the agreed upon initial rate, we will receive a cash payment. If the difference is less, we will make a cash payment. The amount paid or received will be recognized as an adjustment to interest expense over the life of the debt securities to be issued. The settlement amount of $0.3 million as of December 31, 1997, was recorded as a deferred loss.

Approximately 20% of our 1997 revenues were generated from operations outside the United States. Our operations in Australia, Canada, France, Germany, Spain, and the United Kingdom, are denominated in currencies other than U.S. dollars. Each of our operations conducts substantially all of its business in its local currency with minimal cross-border product movement. As a result, these operations are not subject to material operational risks associated with fluctuations in exchange rates. Furthermore, our results of operations were not materially impacted by the translation of our other operations' currencies into U.S. dollars. Because we intend to expand the size and scope of our international operations, this exposure to fluctuations in exchange rates may increase. Accordingly, no assurance can be given that our future results of operations will not be adversely affected by fluctuations in foreign currency exchange rates. Although we currently are not engaged in any foreign currency hedging activities, we may consider doing so in the future. Such future hedges would be intended to minimize the effects of foreign exchange rate fluctuations on our investment and would not be done for speculative purposes.

NEW ACCOUNTING STANDARDS
In 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. We will adopt this Statement in the first quarter of 1998. Also issued was SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. We are still evaluating what impact, if any, this Statement will have on us. We will adopt this Statement at year-end 1998. Adoption of these Statements will have no impact on net income.


18  BOISE CASCADE OFFICE PRODUCTS

                              FINANCIAL REVEIW


YEAR 2000 ISSUE
Many computer systems in use today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems may recognize a date of "00" as the year 1900 instead of the year 2000. This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken. We utilize software and related computer technologies that will be affected by this issue. We are currently implementing, or have plans to implement, several computer system replacements or upgrades to allow our systems to properly recognize dates after December 31, 1999. We have reviewed what actions will be necessary to make our remaining computer systems year 2000 compliant. The expense associated with these actions is not expected to be material to the Company. We have discussed this issue with our significant suppliers and large customers to determine the extent to which we could be affected if their systems are not year 2000 compliant. While there can be no guarantee that systems of other companies will be corrected on a timely basis, we do not expect any material adverse effects to the Company.

IMPACT OF INFLATION, SEASONALITY, AND BUSINESS CYCLES
Management believes inflation has not had a material effect on our financial condition or results of operations. However, there can be no assurance that our business will not be affected by inflation in the future.

Although particular items we sell are seasonal (e.g., calendars and specialty gift items), our sales overall are not subject to significant seasonal variations.

A significant portion of our sales mix is represented by office papers. In early 1995, our gross margin was adversely affected by our inability to immediately adjust prices to our customers to reflect rapid increases in the cost of paper during that time period. We subsequently revised our contracts with customers to improve our ability to pass on cost increases. In 1996, paper prices were lower than in 1995, negatively impacting our revenue growth and operating expense leverage. In 1997, paper prices were more stable but lower than in 1996, constraining our revenue growth. Looking to the future, it is uncertain to what extent or when paper prices might significantly rise or fall and what favorable or adverse impact those changes might have on our sales and margins.

Our multifaceted growth strategy, including our acquisition program, was successful during 1997. We believe that this growth strategy will continue to be successful, but the year-to-year results of this strategy will depend in part on market conditions outside our control. In addition, the pace of our acquisition program will reflect the extent of opportunities available to us.

CHANGES IN MANAGEMENT
On February 10, 1998, we announced that Peter G. Danis Jr., President and
Chief Executive Officer, will retire following our annual meeting on April
21, 1998. Mr. Danis will continue to serve on our Board of Directors. It was also announced that Christopher C. Milliken, Senior Vice President, Operations, was elected to succeed Mr. Danis as President, effective immediately, and as Chief Executive Officer on April 21, 1998. Mr. Milliken was also elected as a director.

We also announced that Carol B. Moerdyk, previously Senior Vice President, Chief Financial Officer, and Treasurer, will become Senior Vice President, U.S. Contract Operations. Also, A. James Balkins III, Corporate Secretary, was elected Senior Vice President, Chief Financial Officer, and Treasurer. In addition, Richard L. Black, Senior Vice President, The Reliable Corporation, will assume responsibility for our European and Canadian operations.

FORWARD LOOKING STATEMENTS
This annual report includes "forward looking statements" which involve uncertainties and risks. There can be no assurance that actual results will not differ from our expectations. Factors which could cause materially different results include, among others, the success of new initiatives; the pace of acquisitions, same-location sales, and cost structure improvements; the changing mix of products sold to our customers; competitive and general economic conditions; and the other risks set forth in our filings with the Securities and Exchange Commission.


                                              BOISE CASCADE OFFICE PRODUCTS  19

                            STATEMENTS OF INCOME


Year ended December 31 (in thousands, except share information)              1997        1996        1995
------------------------------------------------------------------------------------------------------------
Net sales                                                                 $2,596,732  $1,985,564  $1,315,953
Cost of sales, including inventory purchased from
  Boise Cascade Corporation of $228,189, $189,429,
  and $158,512                                                             1,941,702   1,467,368     980,564
                                                                          ----------------------------------
Gross profit                                                                 655,030     518,196     335,389
                                                                          ----------------------------------
Selling and warehouse operating expense                                      483,241     375,700     238,885
Corporate general and administrative expense,
  including amounts paid to Boise Cascade Corporation
  of $2,578, $2,362, and $2,382                                               41,606      34,409      24,750
Goodwill amortization                                                         10,933       6,787       2,287
                                                                          ----------------------------------
                                                                             535,780     416,896     265,922
                                                                          ----------------------------------
Income from operations                                                       119,250     101,300      69,467
Interest expense                                                              20,165       7,766         685
Other income, net                                                                699         278       2,588
                                                                          ----------------------------------
Income before income taxes                                                    99,784      93,812      71,370
Income tax expense                                                            42,898      38,463      28,191
                                                                          ----------------------------------
Net income                                                                $   56,886  $   55,349  $   43,179
------------------------------------------------------------------------------------------------------------
Earnings per share--basic and diluted
  (pro forma 1995)                                                        $      .89  $      .88  $      .70
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Financial Statements.



20  BOISE CASCADE OFFICE PRODUCTS

                                BALANCE SHEETS

December 31 (in thousands, except share information)        1997        1996
-------------------------------------------------------------------------------
ASSETS
Current
  Cash and cash equivalents                              $   28,755   $  12,762
  Receivables, less allowances of $7,591 and $3,887         357,321     285,337
  Inventories                                               197,990     171,748
  Deferred income tax benefits                               14,223      13,963
  Other                                                      23,808      15,378
                                                         ----------------------
                                                            622,097     499,188
                                                         ----------------------
Property
  Land                                                       28,913      13,488
  Buildings and improvements                                127,430      72,917
  Furniture and equipment                                   175,778     137,137
  Accumulated depreciation                                 (129,951)    (90,980)
                                                         ----------------------
                                                            202,170     132,562
                                                         ----------------------
Goodwill, net of amortization of $24,019 and $13,138        438,830     261,706
Other assets                                                 28,391      11,906
                                                         ----------------------
Total assets                                             $1,291,488   $ 905,362
-------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
  Notes payable                                          $   23,300   $  36,700
  Current portion of long-term debt                           2,917         180
  Accounts payable
    Trade and other                                         238,773     185,370
    Boise Cascade Corporation                                42,097      21,926
                                                         ----------------------
                                                            280,870     207,296
                                                         ----------------------
  Accrued liabilities
    Compensation and benefits                                30,717      31,120
    Income taxes payable                                      3,370       7,100
    Taxes, other than income                                 18,718       8,351
    Other                                                    30,848      39,800
                                                         ----------------------
                                                             83,653      86,371
                                                         ----------------------
                                                            390,740     330,547
                                                         ----------------------
Other
  Deferred income taxes                                           -       4,470
  Long-term debt, less current portion                      357,595     140,024
  Other                                                      37,518      25,536
                                                         ----------------------
                                                            395,113     170,030
                                                         ----------------------
Commitments and contingent liabilities
Shareholders' equity
  Common stock, $.01 par value, 200,000,000 shares
    authorized; 65,588,258 and 62,750,318 shares issued
    and outstanding at December 31, 1997 and 1996               656         628
  Additional paid-in capital                                356,599     304,134
  Retained earnings                                         148,380     100,023
                                                         ----------------------
  Total shareholders' equity                                505,635     404,785
                                                         ----------------------
Total liabilities and shareholders' equity               $1,291,488   $ 905,362
-------------------------------------------------------------------------------

The accompanying notes are an integral part of these Financial Statements.


                                              BOISE CASCADE OFFICE PRODUCTS  21

                           STATEMENTS OF CASH FLOWS

Year ended December 31 (in thousands)            1997        1996        1995
-------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) OPERATIONS
Net income                                    $  56,886   $  55,349   $  43,179
Items in income not using (providing) cash
Depreciation and amortization                    41,088      27,198      15,355
Deferred income taxes                              (167)     (1,635)     (1,914)
Receivables                                       2,230     (39,036)    (34,006)
Inventories                                         555     (25,111)    (14,529)
Accounts payable and accrued liabilities         35,912      40,688      45,579
Current and deferred income taxes                (9,039)     (1,419)      1,463
Other, net                                       (7,558)      4,312      (5,405)
                                              ---------------------------------
Cash provided by operations                     119,907      60,346      49,722
                                              ---------------------------------
CASH PROVIDED BY (USED FOR) INVESTMENT
Expenditures for property and equipment         (66,876)    (42,711)    (22,246)
Acquisitions                                   (254,025)   (180,139)    (61,638)
Other, net                                      (29,047)    (16,080)      4,309
                                              ---------------------------------
Cash used for investment                       (349,948)   (238,930)    (79,575)
                                              ---------------------------------
CASH PROVIDED BY (USED FOR) FINANCING
Additions to long-term debt                     211,988     140,000           -
Notes payable                                   (13,400)     36,700           -
Sale of stock                                    48,463           -     123,076
Net equity transactions with
  Boise Cascade Corporation                           -           -     (78,447)
Other, net                                       (1,017)        564        (717)
                                              ---------------------------------
Cash provided by financing                      246,034     177,264      43,912
                                              ---------------------------------
Increase (decrease) in cash and
  cash equivalents                               15,993      (1,320)     14,059
Balance at beginning of the year                 12,762      14,082          23
                                              ---------------------------------
Balance at end of the year                    $  28,755   $  12,762   $  14,082
-------------------------------------------------------------------------------

The accompanying notes are an integral part of these Financial Statements.


22  BOISE CASCADE OFFICE PRODUCTS

                     STATEMENTS OF SHAREHOLDERS' EQUITY


(in thousands, except share information)
---------------------------------------------------------------------------------------------------------
                                                            Total                 Additional
Shares                        For the years ended    Shareholders'     Common        Paid-In     Retained
Outstanding     December 31, 1995, 1996, and 1997          Equity       Stock        Capital     Earnings
---------------------------------------------------------------------------------------------------------
                     Balance at December 31, 1994        $233,432        $  -       $233,432     $      -
---------------------------------------------------------------------------------------------------------
                                       Net income          43,179                                  43,179
                     Net equity transactions with
                        Boise Cascade Corporation         (78,447)                   (78,447)
 62,292,776                     Issuance of stock         135,262         623        134,639
                                            Other           5,991                      5,991
---------------------------------------------------------------------------------------------------------
 62,292,776          Balance at December 31, 1995         339,417         623        295,615       43,179
---------------------------------------------------------------------------------------------------------
                                       Net income          55,349                                  55,349
 382,317            Stock issued for acquisitions           7,235           4          7,231
 75,225                   Stock options exercised           1,576           1          1,575
                          Translation adjustments           1,520                                   1,520
                                            Other            (312)                      (287)         (25)
---------------------------------------------------------------------------------------------------------
 62,750,318          Balance at December 31, 1996         404,785         628        304,134      100,023
---------------------------------------------------------------------------------------------------------
                                       Net income          56,886                                  56,886
 563,472            Stock issued for acquisitions           3,632           5          3,627
 24,468                   Stock options exercised             374                        374
 2,250,000                      Issuance of stock          48,487          23         48,464
                          Translation adjustments          (8,135)                                 (8,135)
                                            Other            (394)                                   (394)
---------------------------------------------------------------------------------------------------------
 65,588,258          Balance at December 31, 1997        $505,635        $656       $356,599     $148,380
---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Financial Statements.



                                              BOISE CASCADE OFFICE PRODUCTS  23

                        NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION
Boise Cascade Office Products Corporation (together with its subsidiaries, the "Company" or "we"), headquartered in Itasca, Illinois, is a distributor of products for the office through its contract stationer and direct marketing channels. The Company was incorporated on January 3, 1995, and until April 13, 1995, was a wholly-owned subsidiary of Boise Cascade Corporation ("BCC"). The Company consists of the former Boise Cascade Office Products Distribution Division (the "Division") whose assets (including the stock of two wholly-owned subsidiaries of BCC but excluding certain accounts receivable) and liabilities (see Note 6) were transferred to the Company (the "Transfer of Assets") effective April 1, 1995 (the "Transfer Date"), and subsequent acquisitions made by the Company.

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

The following table summarizes the results of our foreign operations:


(in thousands)                                       Canada    France  Other(1)
-------------------------------------------------------------------------------
1997
Net sales                                          $298,587  $ 74,675  $143,940
Operating income                                     15,352     6,274     1,500
Identifiable assets                                 163,240   204,395   100,333
-------------------------------------------------------------------------------
1996
Net sales                                          $225,162  $      -  $ 71,234
Operating income                                     10,896         -     1,614
Identifiable assets                                 148,036         -    73,707
-------------------------------------------------------------------------------

(1)1997 amounts reflect operations in Australia, Germany, and the United Kingdom. 1996 amounts reflect operations in Australia and the United Kingdom.

We did not have any significant foreign operations prior to 1996. Export sales to foreign unaffiliated customers are immaterial. No single customer accounts for 10% or more of net sales.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CASH AND CASH EQUIVALENTS Cash and cash equivalents include time deposits and highly liquid investments with original maturities of three months or less.

INVENTORIES Inventories consist of finished goods and are valued at the lower of cost or market, with cost based on an approximation of the first-in, first-out valuation method.

CATALOGS Costs of producing and distributing sales catalogs are capitalized and charged to expense in the periods in which the related sales occur.

PROPERTY Property and equipment are recorded at cost. Cost consists of expenditures for major improvements and replacements including interest cost associated with capital additions. No interest was capitalized in 1997, 1996, or 1995. Depreciation is computed using the straight-line method. Gains and losses from sales and retirements are included in income as they occur. Estimated service lives of principal items of property and equipment range from 3 to 40 years.



24  BOISE CASCADE OFFICE PRODUCTS

                        NOTES TO FINANCIAL STATEMENTS


DEFERRED SOFTWARE COSTS We defer certain software costs that benefit future years. These costs are amortized on the straight-line method over a maximum of five years or the expected life of the product, whichever is less. "Other assets" in the Balance Sheets include deferred software costs of $17,511,000 and $9,420,000 at December 31, 1997 and 1996. Amortization of deferred software costs totaled $3,596,000, $1,685,000, and $907,000 in 1997, 1996, and 1995 and is included in "Selling and warehouse operating expense."

REVENUE RECOGNITION Revenues are recorded at the time of shipment of products or performance of services.

COST OF SALES Cost of sales related to merchandise inventory is primarily determined using estimated product costs and adjusted to actual at the time of physical inventories, which are taken at all locations at least annually. Additional adjustments to reflect actual experience are recognized as appropriate throughout the year. Cost of sales also includes delivery and occupancy expenses.

EARNINGS PER SHARE In May 1996, we effected a two-for-one split of our common stock in the form of a 100% stock dividend. Each shareholder of record at the close of business on May 6, 1996, received one additional share for each share held on that date. The new shares were distributed on May 20, 1996. All references in these financial statements and notes to share amounts, earnings per share, average shares outstanding, and common stock prices have been adjusted to reflect the stock split.

Basic and diluted earnings per share were calculated as follows:


Year ended December 31 (in thousands, except share data):          1997         1996         1995
-------------------------------------------------------------------------------------------------
BASIC
Net income                                                  $    56,886  $    55,349  $    43,179
Weighted average shares outstanding                          63,788,448   62,444,170   61,660,100
Effect of contingent shares                                     345,541      475,828      139,340
                                                            -------------------------------------
                                                             64,133,989   62,919,998   61,799,440
Basic earnings per share                                    $       .89  $       .88  $       .70
DILUTED
Net income                                                  $    56,886  $    55,349  $    43,179
Weighted average shares outstanding                          63,788,448   62,444,170   61,660,100
Effect of contingent shares                                     345,541      475,828      139,340
Effect of options                                               118,370      216,286       33,842
                                                            -------------------------------------
                                                             64,252,359   63,136,284   61,833,282
Diluted earnings per share                                  $       .89  $       .88  $       .70
-------------------------------------------------------------------------------------------------



Basic earnings per share for the years ended December 31, 1997 and 1996, were computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share for the years ended December 31, 1997 and 1996, include the weighted average impact of stock options assumed exercised using the treasury method. Basic and diluted earnings per share for the year ended December 31, 1995, has been presented assuming the 50,750,000 common shares issued to BCC and the 10,637,500 common shares issued in the Offerings (see Note 6) had taken place on January 1, 1995. In 1997, we adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The only impact of the adoption was to reduce EPS for 1996 by $.01.

GOODWILL Costs in excess of values assigned to the underlying net assets of acquired companies are being amortized on the straight-line method over 40 years. Annually, we review the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows of the businesses acquired on an undiscounted basis. In management's opinion, no material impairment exists at December 31, 1997.



                                              BOISE CASCADE OFFICE PRODUCTS  25

                        NOTES TO FINANCIAL STATEMENTS

FOREIGN CURRENCY TRANSLATION Local currencies are considered the functional currencies for our operations outside the United States. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average monthly exchange rates prevailing during the year. Resulting translation adjustments are reflected in Shareholders' equity. As a result of these translation adjustments, "Retained earnings" were decreased by $8,135,000 at December 31, 1997, and increased by $1,520,000 at December 31, 1996.

PRE-OPENING COSTS Costs associated with opening new locations are expensed as incurred.

FINANCIAL INSTRUMENTS The recorded value of our financial instruments, which include accounts receivable, accounts payable, and debt approximates market value. In the opinion of management, we do not have any significant concentration of credit risks. Concentration of credit risks with respect to trade receivables is limited due to the wide variety of customers and channels to and through which our products are sold, as well as their dispersion across many geographic areas. We have only limited involvement with derivative financial instruments and do not use them for trading purposes. Financial instruments such as interest rate swaps, rate hedge agreements, and forward exchange contracts may be used periodically to manage well-defined risks. Interest swaps and rate hedge agreements are used to hedge underlying debt obligations or anticipated transactions. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swaps or underlying debt. Gains and losses related to qualifying hedges of foreign currency firm commitments and anticipated transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. All other forward exchange contracts are marked-to-market, and unrealized gains and losses are included in current period net income.

NEW ACCOUNTING STANDARDS In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. We will adopt this Statement in the first quarter of 1998. Also issued was Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. We are still evaluating what impact, if any, this Statement will have on us. We will adopt this Statement at year-end 1998. Adoption of these Statements will have no impact on net income.

3. INCOME TAXES
We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires that deferred taxes be provided on temporary differences between the book and tax bases of assets and liabilities. In addition, the Statement requires adjustment of deferred tax liabilities to reflect enacted changes in statutory income tax rates.

Income taxes are provided based on a calculation of the income tax expense that would be incurred if we operated as an independent entity. However, as long as BCC owns at least 80% of our outstanding common stock, we will be included in the consolidated federal income tax return of the BCC affiliated group. Accordingly, the Company and BCC have entered into a tax matters agreement whereby we remit to BCC amounts representing the current tax liability that we would incur if we were an independent taxpayer. Pursuant to this agreement, we paid BCC $40,610,000 in 1997 and $37,633,000 in 1996. In
1995, we paid BCC $20,453,000, representing current tax liabilities incurred after the Transfer Date. The amount for the period before the Transfer Date was included in "Net equity transactions with Boise Cascade Corporation" and was $6,550,000.


26  BOISE CASCADE OFFICE PRODUCTS

                        NOTES TO FINANCIAL STATEMENTS


The income tax expense included the following:


Year ended December 31 (in thousands)                                  1997         1996         1995
--------------------------------------------------------------------------------------------------------------
Current income tax expense:
Federal                                                              $28,519       $31,507      $25,462
State                                                                  5,355         5,850        4,643
Foreign                                                                9,191         2,741            -
                                                         -----------------------------------------------------
Total current income tax expense                                      43,065        40,098       30,105
Deferred income tax expense (benefit):
Federal                                                                2,976        (2,326)      (1,592)
State                                                                    561          (430)        (322)
Foreign                                                               (3,704)        1,121            -
                                                         -----------------------------------------------------
Total deferred income tax benefit                                       (167)       (1,635)      (1,914)
                                                         -----------------------------------------------------
Total income tax expense                                             $42,898       $38,463      $28,191
--------------------------------------------------------------------------------------------------------------
A reconciliation of the statutory U.S. federal tax expense and our actual tax expense was as follows:

Year ended December 31 (in thousands)               1997                     1996                   1995
--------------------------------------------------------------------------------------------------------------
                                                  Percentage               Percentage             Percentage
                                                  of Pretax                 of Pretax              of Pretax
                                        Amount     Income        Amount      Income      Amount      Income
------------------------------------------------------------------------------------------------------------
Statutory expense                      $34,917      35.0%       $32,834       35.0%     $24,980       35.0%
Increases in taxes
  resulting from:
Foreign income taxed at
  rate higher than U.S. rate             3,141       3.1          1,362         1.4           -          -
State tax expense                        3,846       3.9          3,522         3.8       2,809        3.9
All other, net                             994       1.0            745          .8         402         .6
                               ----------------------------------------------------------------------------
Actual tax expense                     $42,898      43.0%       $38,463        41.0%    $28,191       39.5%
------------------------------------------------------------------------------------------------------------

The components of the deferred tax assets and liabilities on the Balance Sheets at December 31,
1997 and 1996, were as follows:

December 31 (in thousands)                                            1997                              1996
------------------------------------------------------------------------------------------------------------
                                                  Assets       Liabilities          Assets       Liabilities
Property and equipment                           $    35           $ 3,474         $     -           $ 4,420
Accounts receivable and unearned revenue           4,247                 -           6,167                 -
Deferred charges                                       3             1,124              67                12
Inventories                                        2,006                 -           1,712                 -
Accrued liabilities                                3,179                 -           5,555                 -
Compensation                                       8,620               256           7,366               281
Goodwill                                               -             9,524               -            10,741
State taxes                                          419                 -             788                 -
Foreign net operating losses                       3,970                 -               -                 -
Cumulative translation adjustment                  4,297                 -               -                 -
Other                                              6,634             1,565           4,770             1,478
                                         -------------------------------------------------------------------
                                                 $33,410           $15,943         $26,425           $16,932
------------------------------------------------------------------------------------------------------------

At December 31, 1997, our foreign subsidiaries had approximately $30,508,000 of undistributed earnings which are intended to be indefinitely reinvested. If these earnings were distributed, foreign tax credits should become available under current law to reduce or eliminate the resulting U.S. income tax liability.

Our pretax income from domestic and foreign sources was as follows:

Year ended December 31 (in thousands)                                         1997          1996          1995
--------------------------------------------------------------------------------------------------------------
Domestic                                                                   $98,368       $88,295       $71,370
Foreign                                                                      1,416         5,517             -
                                                                        --------------------------------------
Pretax income                                                              $99,784       $93,812       $71,370
--------------------------------------------------------------------------------------------------------------








                                              BOISE CASCADE OFFICE PRODUCTS  27

                        NOTES TO FINANCIAL STATEMENTS

4. DEBT

On June 26, 1997, we entered into a $450 million revolving credit agreement with a group of banks that expires on June 29, 2001, and provides for variable rates of interest based on customary indices. Cash paid for interest for the years ended December 31, 1997 and 1996, was $19,487,000 and $7,382,000. For the year ended December 31, 1995, cash paid for interest was not material. The revolving credit agreement is available for acquisitions and general corporate purposes. It contains financial and other covenants, including a negative pledge and covenants specifying a minimum fixed charge coverage ratio and a maximum leverage ratio. As of December 31, 1997, borrowings under the agreement totaled $340,000,000. The weighted average interest rate of borrowings under the agreement was 6.3% at December 31, 1997. In addition to the amount outstanding under the revolving credit agreement, short-term notes payable at December 31, 1997 and 1996, totaled $23,300,000 and $36,700,000. The maximum amount of short-term notes payable outstanding during the year ended December 31, 1997, was $95,000,000. The average amount of short-term notes payable during the 12 months ended December 31, 1997, was $42,000,000. The weighted average interest rate of these short-term borrowings was 5.8% and 7.7% at December 31, 1997 and 1996. Substantially all of our debt is unsecured.

In addition to borrowings under the revolving credit agreement and short-term notes payable, debt related to acquisitions was $20,500,000 at December 31, 1997. The scheduled payments of long-term debt, excluding our revolving credit agreement, are $2,905,000 in 1998, $1,905,000 in 1999, $1,905,000 in
2000, $714,000 in 2001, and $12,741,000 in 2002.

In December 1997, we entered into agreements to hedge against a rise in Treasury rates. We entered into the transactions in anticipation of our issuance of debt securities in the first half of 1998. The hedge agreements have a notional amount of $70,000,000 and will be settled in late March 1998. If the settlement rate, based on the yield on 10-year U.S. Treasury bonds, is greater than the agreed upon initial rate, we will receive a cash payment. If the difference is less, we will make a cash payment. The amount paid or received will be recognized as an adjustment to interest expense over the life of the debt securities to be issued. The settlement amount of $259,000 as of December 31, 1997, was recorded as a deferred loss.

5. TRANSACTIONS WITH BOISE CASCADE CORPORATION
We participated in BCC's centralized cash management system prior to the Transfer Date. Cash receipts attributable to our operations were collected by BCC, and most cash disbursements, including those attributable to capital improvements and acquisitions and expansion, were funded by BCC. The net effect of these transactions prior to April 13, 1995, has been reflected in our financial statements as "Net equity transactions with Boise Cascade Corporation" and is included in "Additional paid-in capital" in the Balance Sheets, as no common shares were issued to BCC.

A summarization of net equity transactions by type is as follows:


                                                                                  Period Ended
(in thousands)                                                                   April 13, 1995
-----------------------------------------------------------------------------------------------
Cash collections                                                                     $ (287,313)
Working capital retained by Boise Cascade Corporation in the transfer of assets        (100,000)
Payment of accounts payable                                                             293,592
Capital expenditures and acquisitions                                                     9,186
Income taxes                                                                              6,550
Cash dividend to Boise Cascade Corporation                                               (1,859)
Corporate general and administrative allocation                                             698
Other                                                                                       699
Net equity transactions with Boise Cascade Corporation                               $  (78,447)
Average balance for the period                                                       $   84,506
-----------------------------------------------------------------------------------------------


28 BOISE CASCADE OFFICE PRODUCTS

                        NOTES TO FINANCIAL STATEMENTS

In conjunction with the Offerings (see Note 6), the Company and BCC have entered into intercompany agreements under which BCC, among other things, provides to us certain administrative support functions, certain paper and paper products under a long-term sales agreement, and use (without charge) of the trade names and trademark of BCC.

Under the Administrative Services Agreement ("Admin Agreement"), BCC provides various services to us that had been previously performed by BCC for the Division. The services will be provided for varying periods, from one to five years, as identified in the Admin Agreement, subject to renewal or termination in accordance with the terms of that agreement. We will pay for each of these services at rates set forth in the agreement. These rates are generally consistent with amounts that have been charged by BCC in the past. Prior to the Admin Agreement, the costs of similar services were allocated to us by BCC based on estimations of BCC's costs for these services. For the years ended December 31, 1997, 1996, and 1995, charged or allocated costs amounted to $2,578,000, $2,362,000, and $2,382,000 and have been included in "Corporate general and administrative expense" in the Statements of Income.

Under the Paper Sales Agreement, we agreed to purchase, and BCC agreed to sell, subject to certain exceptions, all of our cut-size paper requirements. The price we pay is based upon a formula meant to approximate prevailing market prices for the paper. The agreement has an initial term of 20 years, and will be automatically renewed for five-year periods thereafter, subject to certain conditions.

We supplied office products to BCC and purchased certain paper and paper products from BCC. During the year ended December 31, 1997, our sales to BCC were $1,589,000, and our purchases from BCC were $231,188,000. Sales and purchases during the same period of 1996 were $2,047,000 and $192,837,000 and in 1995 were $2,046,000 and $164,417,000.

We are included as a participating employer in certain broad-based employee benefit plans sponsored by BCC which cover our work force. Most assets and liabilities under BCC's employee benefit plans for retirement and postretirement costs arising out of service with the Company were not transferred to us by BCC. Accordingly, no significant assets or liabilities related to retirement and postretirement benefits are included in these financial statements.

During each of the years presented, most of our employees participated in a defined benefit pension plan sponsored by BCC. In addition, certain of our employees were eligible for participation in defined contribution plans sponsored by BCC. The Statements of Income for the years ended December 31, 1997, 1996, and 1995, include expenses of $7,995,000, $6,079,000, and
$4,159,000 attributable to participation by our employees in these plans. Postretirement expenses attributable to participation in BCC's postretirement plans included in the Statements of Income totaled $88,000, $92,000, and $140,000 for the years ended December 31, 1997, 1996, and 1995.

6. SHAREHOLDERS' EQUITY
BCC's net investment in the Company prior to the Transfer Date, including results of operations and net cash transfers of the Division, has been reflected as "Additional paid-in capital" in the financial statements. On January 3, 1995, the Company was incorporated and has authorized capital consisting of 200,000,000 shares of common stock, $.01 par value, and 20,000,000 shares of preferred stock, $.01 par value. BCC was issued 50,750,000 shares of common stock in connection with the incorporation of the Company and Transfer of Assets on April 1, 1995.

On April 13, 1995, we completed the sale of 10,637,500 shares of common stock at a price of $12.50 per share in an initial public offering in the United States and in a concurrent international offering (the "Offerings"). After the Offerings, BCC owned 82.7% of our outstanding common stock. The net proceeds to the Company were approximately $123,076,000. A total of $100,000,000 of the net proceeds were used by the Company to replace the working capital retained by BCC in the Transfer of Assets. Of the remaining proceeds, we retained $21,217,000 for general corporate purposes, and $1,859,000 was paid as a dividend to BCC.



                                                     BOISE CASCADE PRODUCTS  29

                        NOTES TO FINANCIAL STATEMENTS



On June 17, 1996, we filed a registration statement with the Securities and Exchange Commission covering approximately 4,400,000 shares of common stock to be offered by the Company from time to time in connection with acquisitions. As of December 31, 1997, we had 3,489,000 unissued shares remaining under this registration statement.

On September 25, 1997, we issued 2,250,000 shares of common stock to BCC at the price of $21.55 per share for proceeds of approximately $48,500,000. At December 31, 1997, BCC owned 81.4% of our outstanding common stock.

7. ACCOUNTING FOR STOCK-BASED COMPENSATION
We have two stock option plans, the Key Executive Stock Option Plan (KESOP) and the Director Stock Option Plan (DSOP). We account for these plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under this opinion, no compensation cost has been recognized.

If we had determined compensation cost for these plans consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," 1997 net income would have been reduced pro forma by $2,464,000, and earnings per share would have been reduced pro forma by $.04. Our 1996 net income would have been reduced pro forma by $2,064,000, and earnings per share would have been reduced pro forma by $.03. Our
1995 net income would have been reduced pro forma by $914,000 and earnings per share would have been reduced pro forma by $.01. The pro forma compensation cost may not be representative of that to be expected in future years.

The KESOP provides for the granting of options to purchase shares of our common stock to key employees of the Company. The exercise price of the options is equal to the fair market value of our common stock on the date the options are granted. The options are vested upon grant; however, except under unusual circumstances, only one-third of the options become exercisable in each of the three years following the grant date. The options expire, at the latest, 10 years after the grant date. As of December 31, 1997, a total of 3,000,000 shares of our common stock was authorized for issuance under the KESOP.

A summary of the status of the KESOP at December 31, 1997, 1996, and 1995, and changes during the years then ended is presented in the table and narrative below.

                                      1997                  1996                1995
------------------------------------------------------------------------------------
                                 Wtd. Avg.             Wtd. Avg.           Wtd. Avg.
                         Shares  Ex. Price     Shares  Ex. Price   Shares  Ex. Price
------------------------------------------------------------------------------------
Balance at beginning
  of the year         1,059,442     $18.66    647,400     $12.57        -     $    -
Options granted         495,700      23.08    501,200      25.54  647,400      12.57
Options exercised       (24,468)     12.50    (75,225)     12.50        -          -
Options expired         (40,535)     22.38    (13,933)     19.78        -          -
                    -----------             ---------             -------
Balance at end
  of the year         1,490,139      20.10  1,059,442      18.66  647,400      12.57
Exercisable at end
  of the year           483,039      16.72    140,569      12.60        -          -
Weighted average
  fair value of
  options granted
  (Black-Scholes)         $8.61                 $9.14               $4.87
------------------------------------------------------------------------------------


The 1,490,139 options outstanding at December 31, 1997, have exercise prices between $12.50 and $26.63 and a weighted average remaining contractual life of nine years.

30  BOISE CASCADE OFFICE PRODUCTS

                        NOTES TO FINANCIAL STATEMENTS

Beginning in 1995, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions used for grants in 1997, 1996, and 1995: risk-free interest rates of 6.1%, 5.2%, and 7.3%; no expected dividends; expected lives of 4.2 years for all years; and expected stock price volatility of 35% for all years.

The DSOP, available only to our nonemployee directors, provides for annual grants of options. The exercise price of options under this plan is equal to the fair market value of our common stock on the date the options are granted. The options are vested upon grant, and except under unusual circumstances may not be exercised until one year following the date of grant, and expire the earlier of three years after the director ceases to be a director or 10 years after the grant date. Total shares outstanding at December 31, 1997, 1996, and 1995, were 39,000, 24,000, and 12,000 with weighted average exercise prices of $18.58, $17.50, and $12.50. As of December 31, 1997, a total of 150,000 shares of our common stock was authorized for issuance under the DSOP.

8. LEASES
Rental expenses for operating leases, net of sublease rentals, were $29,920,000 in 1997, $22,698,000 in 1996, and $10,682,000 in 1995.

We have various operating leases with remaining terms of more than one year. These leases have minimum lease payment requirements, net of sublease rentals, of $16,692,000 for 1998, $9,284,000 for 1999, $6,526,000 for 2000,
$5,072,000 for 2001, and $3,301,000 for 2002, with total payments thereafter of $13,506,000.

Substantially all lease agreements have fixed payment terms based upon the lapse of time. Certain lease agreements provide us with the option to purchase the leased property. In addition, certain lease agreements contain renewal options exercisable by the Company ranging up to 15 years, with fixed payment terms similar to those in the original lease agreements.

We also lease certain equipment and buildings under capital leases; aggregate obligations under capital leases were not material at December 31, 1997 and 1996.

9. ACQUISITIONS
In 1997, 1996, and 1995, we made various acquisitions, all of which were accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The initial purchase price allocations may be adjusted within one year of the date of purchase for changes in estimates of the fair values of assets and liabilities. Such adjustments are not expected to be significant to our results of operations or financial position. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill and is being amortized over 40 years. The results of operations of the acquired businesses are included in our operations subsequent to the dates of acquisitions.

We acquired eight businesses and entered into a joint venture during 1997, 19 businesses during 1996, and 10 businesses during 1995. Amounts paid, acquisition liabilities recorded, debt assumed, and stock issued for these transactions were as follows:

                                             1997          1996         1995
----------------------------------------------------------------------------
Cash paid                            $254,025,000  $180,139,000  $62,138,000
Acquisition liabilities recorded     $ 12,674,000  $ 35,346,000  $ 8,571,000
Debt assumed                         $ 10,137,000  $          -  $         -
Stock issued
   shares                                 135,842       321,652    1,339,666
   value                             $  2,882,000  $  6,886,000  $18,185,000
----------------------------------------------------------------------------


The 1997 amounts include the acquisition of 100% of the shares of Jean-Paul Guisset S.A. ("JPG") for approximately FF850,000,000 (US$144,000,000) plus a price supplement payable in the year 2000, if

                                               BOISE CASCADE OFFICE PRODUCTS  31

                        NOTES TO FINANCIAL STATEMENTS

certain earnings and sales growth targets are reached. If 1997 results are duplicated in 1998 and 1999, the price supplement to be paid would be approximately US$16,000,000. No liability has been recorded for the price supplement as the amount of payment, if any, is not assured beyond a reasonable doubt. Approximately FF128,500,000 (US$20,500,000) was repatriated to us from JPG during the third quarter of 1997. In addition to the cash paid, we recorded approximately US$5,800,000 of acquisition liabilities and assumed US$10,100,000 million of long-term debt. JPG is a direct marketer of office products in France.

Also included in the 1997 amounts is the purchase of the promotional products business of OstermanAPI, Inc., based in Maumee, Ohio. In conjunction with the acquisition of Osterman, we formed a majority-owned subsidiary, Boise Marketing Services, Inc. ("BMSI"), of which we own 88%. Our previously acquired promotional products company, OWNCO, also became part of BMSI.

The 1996 amounts include the acquisition of 100% of the shares of Grand & Toy Limited ("Grand & Toy") from Cara Operations Limited (Toronto) for approximately C$140,000,000 (US$102,084,000). In addition, we recorded acquisition liabilities of approximately US$9,907,000. Grand & Toy owns and operates office products distribution centers and approximately 70 retail stores across Canada.

The 1995 amounts include $21,747,000 of cash paid; the issuance of 431,352 shares of common stock and the equivalent of 434,390 shares of common stock in a stock note, payable by issuing the shares at the end of two years; and the recording of $2,999,000 of acquisition liabilities. These were part of the purchase of the net assets of office supply and computer distribution businesses in New York and Missouri. In 1997, we issued 427,630 shares to satisfy the stock note and a portion of the acquisition liabilities related to these acquisitions.

Unaudited pro forma results of operations reflecting the acquisitions would have been as follows. If the 1997 acquisitions had occurred January 1, 1997, sales for the year ended December 31, 1997, would have increased to $2,749,000,000, net income would have decreased to $56,387,000, and earnings per share would have decreased to $.88. If the 1997 and 1996 acquisitions had occurred January 1, 1996, sales for the year ended December 31, 1996, would have increased to $2,403,000,000, net income would have increased to $56,780,000, and earnings per share would have increased to $.90. If the 1996 and 1995 acquisitions had occurred January 1, 1995, sales for the year ended December 31, 1995, would have increased to $1,895,000,000, net income would have decreased to $43,082,000, and earnings per share would have decreased to $.69. Prior to its acquisition by the Company, Grand & Toy recorded a restructuring charge. Excluding the impact of this charge, our pro forma net income for the year ended December 31, 1995, would have been $45,624,000, and earnings per share would have been $.73. This unaudited pro forma financial information does not necessarily represent the actual results of operations that would have occurred if the acquisitions had taken place on the dates assumed.

In January 1997, we formed a joint venture with Otto Versand ("Otto"), of which we own 50%, to direct market office products in Europe, initially in Germany. In December 1997, Otto purchased a 10% interest in JPG for approximately FF72,200,000 (US$13,000,000). Additionally, Otto has the option to purchase an additional 40% interest in JPG, for a total of 50%. The option may be excercised at any time between December 15, 1998, and January 15, 1999. If Otto elects not to exercise the option, we will re-acquire the 10% interest from Otto.

As a result of our acquisition activity, we had short-term acquisition liabilities of $14,642,000 and $21,538,000 at December 31, 1997 and 1996,
which were included in "Other current liabilities." Additionally, we had long-term acquisition liabilities of $15,869,000 and $15,192,000 at December 31, 1997 and 1996, which were included in "Other long-term liabilities."

10. LITIGATION AND LEGAL MATTERS
We are not currently involved in any legal or administrative proceedings that we believe could have, either individually or in the aggregate, a material adverse effect on our business or financial condition.



32  BOISE CASCADE OFFICE PRODUCTS

                        NOTES TO FINANCIAL STATEMENTS

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


(in thousands, except share information)                                    1997
--------------------------------------------------------------------------------
                                          4th Qtr.  3rd Qtr.  2nd Qtr.  1st Qtr.
--------------------------------------------------------------------------------
Net sales                                $ 718,514  $679,877  $600,470  $597,871
Cost of sales                              533,391   509,557   451,755   446,999
                                     -------------------------------------------
Gross profit                               185,123   170,320   148,715   150,872
                                     -------------------------------------------
Operating expenses                         146,856   141,839   124,508   122,577
                                     -------------------------------------------
Income from operations                      38,267    28,481    24,207    28,295
                                     -------------------------------------------
Interest expense                             6,270     6,749     4,071     3,075
Other income, net                              309       257        84        49
                                     -------------------------------------------
Income before income taxes                  32,306    21,989    20,220    25,269
Income tax expense                          14,573     9,457     8,508    10,360
                                     -------------------------------------------
Net income                               $  17,733  $ 12,532  $ 11,712  $ 14,909
Basic earnings per share(1)              $     .27  $    .20  $    .18  $    .24
Common stock prices(2)
High                                     $  21 1/2  $ 21 3/4  $ 19 3/4  $ 24 5/8
Low                                      $14 13/16  $ 15 7/8  $ 16 1/4  $ 16 1/4
--------------------------------------------------------------------------------
(in thousands, except share information)                                    1996
--------------------------------------------------------------------------------
                                          4th Qtr.  3rd Qtr.  2nd Qtr.  1st Qtr.
--------------------------------------------------------------------------------
Net sales                                 $556,680  $506,694  $460,767  $461,423
Cost of sales                              412,220   379,193   337,429   338,526
                                     -------------------------------------------
Gross profit                               144,460   127,501   123,338   122,897
                                     -------------------------------------------
Operating expenses                         117,833   105,369    98,365    95,329
                                     -------------------------------------------
Income from operations                      26,627    22,132    24,973    27,568
                                     -------------------------------------------
Interest expense                             2,476     2,126     1,875     1,289
Other income (expense), net                    378      (142)       (6)       48
                                     -------------------------------------------
Income before income taxes                  24,529    19,864    23,092    26,327
Income tax expense                          10,057     8,144     9,498    10,764
                                     -------------------------------------------
Net income                                $ 14,472  $ 11,720  $ 13,594  $ 15,563
Basic earnings per share(1)               $    .23  $    .19  $    .22  $    .25
Common stock prices(2)
High                                      $ 21 1/4  $ 35 1/4  $     48  $ 35 1/4
Low                                       $ 17 5/8  $ 17 1/8  $31 1/16  $ 21 1/8
--------------------------------------------------------------------------------

(1)Restated to conform with SFAS 128, "Earnings Per Share."

(2)The Company's common stock is traded principally on the New York Stock Exchange.

                                               BOISE CASCADE OFFICE PRODUCTS  33

                                   REPORTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of Boise Cascade Office Products Corporation:

We have audited the accompanying balance sheets of Boise Cascade Office Products Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related statements of income, cash flows, and shareholders' equity for the years ended December 31, 1997, 1996, and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Office Products Corporation as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Boise, Idaho
January 29, 1998


REPORT OF MANAGEMENT

The management of Boise Cascade Office Products Corporation is primarily responsible for the information and representations contained in this annual report. The financial statements and related notes were prepared in conformity with generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management has, when necessary, made judgments and estimates based on currently available information.

Management maintains a comprehensive system of internal controls based on written policies and procedures and the careful selection and training of employees. The system is designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that transactions are executed in accordance with management's authorization. The concept of reasonable assurance is based on recognition that the cost of a particular accounting control should not exceed the benefit expected to be derived.

The Internal Audit staff of Boise Cascade Corporation monitors the Company's financial reporting system and the related internal accounting controls, which are also selectively tested by Arthur Andersen LLP, Boise Cascade Office Products' independent public accountants, for purposes of planning and performing their audit of the Company's financial statements.

The Audit Committee of the board of directors, which is composed solely of nonemployee directors, meets periodically with management, representatives of the Internal Audit Department, and Arthur Andersen LLP representatives to assure that each group is carrying out its responsibilities. The Internal Audit staff and the independent public accountants have access to the Audit Committee, without the presence of management, to discuss the results of their audits, recommendations concerning the system of internal accounting controls, and the quality of financial reporting.



34  BOISE CASCADE OFFICE PRODUCTS