Form 10-K, Exhibit 13
period 1997-12-31
BOISE CASCADE OFFICE PRODUCTS CORP
filed 1998-03-18
CIK 938839

                                                                    Exhibit 13.2

STATEMENTS OF INCOME  (Unaudited) Boise Cascade Office Products Corporation
================================================================================


                                                THREE MONTHS ENDED           YEAR ENDED
                                                    DECEMBER 31              DECEMBER 31
                                              ----------------------      -----------------
                                                1997         1996           1997    1996
===========================================================================================
                                                           (expressed in thousands,
                                                           except share information)
Net sales .....................................  $718,514  $556,680  $2,596,732  $1,985,564
Cost of sales .................................   533,391   412,220   1,941,702   1,467,368
                                                 --------  --------  ----------  ----------
Gross profit ..................................   185,123   144,460     655,030     518,196
                                                 --------  --------  ----------  ----------

Selling and warehouse operating expense .......   131,888   105,175     483,241     375,700
Corporate general and administrative expense ..    11,721    10,686      41,606      34,409
Goodwill amortization .........................     3,247     1,972      10,933       6,787
                                                 --------  --------  ----------  ----------
                                                  146,856   117,833     535,780     416,896
                                                 --------  --------  ----------  ----------
Income from operations ........................    38,267    26,627     119,250     101,300
Interest expense ..............................     6,270     2,476      20,165       7,766
Other income, net .............................       309       378         699         278
                                                 --------  --------  ----------  ----------
Income before income taxes ....................    32,306    24,529      99,784      93,812
Income tax expense ............................    14,573    10,057      42,898      38,463
                                                 --------  --------  ----------  ----------
Net income ....................................   $17,733   $14,472     $56,886     $55,349
                                                 ========  ========  ==========  ==========



Earnings per share--basic and diluted .........      $.27      $.23        $.89        $.88
                                                 ========  ========  ==========  ==========


BALANCE SHEETS  Boise Cascade Office Products Corporation
===========================================================================================


                                                                       (Unaudited)
                                                                       DECEMBER 31
                                                                ---------------------------
ASSETS                                                               1997       1996
-------------------------------------------------------------------------------------------
                                                                 (expressed in thousands,
                                                                except share information)
CURRENT
 Cash and cash equivalents ..................................        $28,755        $12,762
 Receivables, less allowances of $7,591 and $3,887 ..........        357,321        285,337
 Inventories ................................................        197,990        171,748
 Deferred income tax benefits ...............................         14,223         13,963
 Other ......................................................         23,808         15,378
                                                               -------------  -------------
                                                                     622,097        499,188
                                                               -------------  -------------

PROPERTY
 Land .......................................................         28,913         13,488
 Buildings and improvements .................................        127,430         72,917
 Furniture and equipment ....................................        175,778        137,137
 Accumulated depreciation ...................................       (129,951)       (90,980)
                                                               -------------  -------------
                                                                     202,170        132,562
                                                               -------------  -------------
GOODWILL, NET OF AMORTIZATION OF $24,019 AND $13,138 ........        438,830        261,706
OTHER ASSETS ................................................         28,391         11,906
                                                               -------------  -------------
TOTAL ASSETS ................................................     $1,291,488       $905,362
                                                               =============  =============

===========================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
===========================================================================================

CURRENT
 Notes payable ..............................................        $23,300        $36,700
 Current portion of long-term debt ..........................          2,917            180
                                                               -------------  -------------
 Accounts payable
  Trade and other ...........................................        238,773        185,370
  Boise Cascade Corporation .................................         42,097         21,926
                                                               -------------  -------------
                                                                     280,870        207,296
                                                               -------------  -------------

 Accrued liabilities
  Compensation and benefits .................................         30,717         31,120
  Income taxes payable ......................................          3,370          7,100
  Taxes, other than income ..................................         18,718          8,351
  Other .....................................................         30,848         39,800
                                                               -------------  -------------
                                                                      83,653         86,371
                                                               -------------  -------------
                                                                     390,740        330,547
                                                               -------------  -------------

OTHER
 Deferred income taxes ......................................             --          4,470
 Long-term debt, less current portion .......................        357,595        140,024
 Other ......................................................         37,518         25,536
                                                               -------------  -------------
                                                                     395,113        170,030
                                                               -------------  -------------

SHAREHOLDERS' EQUITY
 Common stock, $.01 par value, 200,000,000 shares authorized;
  65,588,258 and 62,750,318 shares issued and outstanding ...            656            628
 Additional paid-in capital .................................        356,599        304,134
 Retained earnings ..........................................        148,380        100,023
                                                               -------------  -------------
  Total shareholders' equity ................................        505,635        404,785
                                                               -------------  -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..................     $1,291,488       $905,362
                                                               =============  =============


STATEMENTS OF CASH FLOWS  (Unaudited) Boise Cascade Office Products Corporation
================================================================================


                                                       YEAR ENDED DECEMBER 31
                                                     --------------------------
                                                         1997          1996
--------------------------------------------------------------------------------
                                                     (expressed in thousands)
CASH PROVIDED BY (USED FOR) OPERATIONS
Net income ........................................       $56,886       $55,349
Items in income not using (providing) cash
 Depreciation and amortization ....................        41,088        27,198
 Deferred income taxes ............................          (167)       (1,635)
Receivables .......................................         2,230       (39,036)
Inventories .......................................           555       (25,111)
Accounts payable and accrued liabilities ..........        35,912        40,688
Current and deferred income taxes .................        (9,039)       (1,419)
Other, net ........................................        (7,558)        4,312
                                                     ------------  ------------
 Cash provided by operations ......................       119,907        60,346
                                                     ------------  ------------


CASH USED FOR INVESTMENT
Expenditures for property and equipment ...........       (66,876)      (42,711)
Acquisitions ......................................      (254,025)     (180,139)
Other, net ........................................       (29,047)      (16,080)
                                                     ------------  ------------
 Cash used for investment .........................      (349,948)     (238,930)
                                                     ------------  ------------


CASH PROVIDED BY (USED FOR) FINANCING
Additions to long-term debt .......................       211,988       140,000
Notes payable .....................................       (13,400)       36,700
Sale of stock .....................................        48,463            --
Other, net ........................................        (1,017)          564
                                                     ------------  ------------
 Cash provided by financing .......................       246,034       177,264
                                                     ------------  ------------


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..        15,993        (1,320)
BALANCE AT BEGINNING OF THE PERIOD ................        12,762        14,082
                                                     ------------  ------------
BALANCE AT DECEMBER 31 ............................       $28,755       $12,762
                                                     ============  ============

NOTES TO QUARTERLY FINANCIAL STATEMENTS Boise Cascade Office Products
Corporation
================================================================================


ORGANIZATION AND BASIS OF PRESENTATION. Boise Cascade Office Products Corporation (together with its subsidiaries, the "Company" or "we") headquartered in Itasca, Illinois, is a distributor of products for the office through its contract stationer and direct marketing channels. At December 31, 1997, Boise Cascade Corporation owned approximately 81% of our outstanding common stock. These financial statements are unaudited statements which do not include all Notes to Financial Statements and should be read in conjunction with our 1997 Annual Report. The 1997 Annual Report will be available in March 1998.

EARNINGS PER SHARE. Unaudited basic earnings per share for the three and 12 months ended December 31, 1997 and 1996, were computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods. Unaudited diluted earnings per share for the three and 12 months ended December 31, 1997 and 1996, include the weighted average impact of stock options assumed exercised using the treasury method. In 1997, we adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS
128), effective December 15, 1997. The only impact of the adoption was to reduce earnings per share for the 12 months ended December 31, 1996, by $.01.

COMMON STOCK. On September 25, 1997, we issued 2,250,000 shares of common stock at $21.55 per share to Boise Cascade Corporation.

ACQUISITIONS AND JOINT VENTURES. On January 31, 1997, we acquired the contract stationer business of The Office Stop, based in Butte, Montana. On February 28, 1997, we acquired the contract stationer business of Florida Ribbon and Carbon, based in Jacksonville, Florida. On April 17, 1997, we acquired the contract stationer business of Winterbulk Business Supplies, Ltd., based in Bolton, England. On April 30, 1997, we acquired the computer consumables business of TDI, based in Raleigh-Durham, North Carolina. On May 30, 1997, we acquired the computer consumables business of Carlyle Computer Products Ltd., based in Winnipeg, Manitoba, Canada. On May 31, we acquired the promotional products business of OstermanAPI Inc., based in Maumee, Ohio. On July 7, 1997, we acquired the direct marketing business of Jean-Paul Guisset, S.A., based in Paris, France. On November 28, 1997, we acquired the contract stationer business of Society Europa, based in Paris, France. The combined annual sales of these acquisitions at the time of announcement were approximately $340,000,000. The results of operations of the acquired businesses are included in our operations subsequent to the dates of acquisition. In conjunction with the acquisition of Osterman, we formed a majority-owned subsidiary, Boise Marketing Services, Inc., ("BMSI"). Our previously acquired promotional products company, OWNCO, also became part of BMSI. In January 1997, we also completed a joint venture with Otto Versand to direct market office products in Europe, initially in Germany.

INCOME TAXES. The effective annual tax provision rate for the year ended December 31, 1997, was 43.0%, compared with a tax provision rate of 41.0% for the same period in the prior year. The increase is primarily due to increased nondeductible goodwill and foreign income taxed at a higher rate.