Form 10-K405, Exhibit 13
period 1998-12-31
BOISE CASCADE OFFICE PRODUCTS CORP
filed 1999-03-25
CIK 938839

                                                                    Exhibit 13.1

                                FINANCIAL REVIEW

RESULTS OF OPERATIONS

                                         Excluding
                                              Non-
                                         recurring
                                            Charge
                                   1998       1998(1)    1997       1996
-----------------------------------------------------------------------------
Net sales                        $3,067.3   $3,067.3   $2,596.7   $1,985.6
   Percent increase                    18%        18%        31%        51%
Cost of sales                     2,278.8    2,277.9    1,941.7    1,467.4
   Percent of net sales              74.3%      74.3%      74.8%      73.9%
Gross profit                         788.5      789.4      655.0      518.2
   Percent of net sales              25.7%      25.7%      25.2%      26.1%
Operating expenses                  668.0      657.9      535.8      416.9
   Percent of net sales              21.8%      21.4%      20.6%      21.0%
Income from operations              120.5      131.6      119.3      101.3
   Percent of net sales               3.9%       4.3%       4.6%       5.1%
Interest expense                     25.9       25.9       20.2        7.8
Income tax expense                   42.8       46.5       42.9       38.5
Tax provision rate                   44.8%      43.5%      43.0%      41.0%
Net income                        $  53.1    $  60.5    $  56.9    $  55.3
   Percent of net sales               1.7%       2.0%       2.2%       2.8%
-----------------------------------------------------------------------------

(1)Before charges related to European restructuring and joint venture dissolution (see "Restructuring Charge" section)

Net Sales Our business strategy over the past three years has included aggressive sales growth. This has been accomplished principally by increasing sales in existing operations and completing acquisitions. Same-location sales growth was 11% for 1998 compared to 1997 and 14% for 1997 compared to 1996. Both paper price changes and foreign currency fluctuations impact same-location sales growth. Paper represents approximately 13% of net sales. Revenues from operations outside the United States represent about 23% of net sales. Holding paper prices constant and excluding the impact of foreign currency changes, our same-location sales growth would have been 12% for 1998 and 17% for 1997. We completed six acquisitions in 1998, eight acquisitions in 1997, and 19 acquisitions in 1996 (see "Acquisitions" section). Businesses acquired during 1997 contributed approximately $167 million to our 1997 net sales and approximately $356 million to our 1998 net sales. Businesses acquired during 1996 contributed approximately $332 million to our 1996 net sales and approximately $524 million to our 1997 net sales. The increases are primarily due to a full calendar year of ownership in the second year.

Cost of Sales and Gross Profit Cost of sales includes the cost of merchandise sold, the cost to deliver products to customers, and the occupancy costs of our facilities. The 1998 increase in gross profit as a percent of net sales over 1997 was due, in part, to having a full calendar year of results of our French direct marketing subsidiary, Jean-Paul Guisset S.A. ("JPG"), included in 1998 (see "Acquisitions" section). JPG has higher gross margins and higher operating expenses than our other operations. The 1998 increase in gross profit was also due to lower procurement costs and to leveraging our fixed occupancy costs over a higher sales volume.

The 1997 decrease in gross profit as a percent of net sales from 1996 resulted, in part, from competitive pressures on gross margins. Additionally, in the first half of 1996, paper costs to us were declining rapidly from the peak reached late in 1995, which raised our gross profit in the first half of 1996. In 1997, paper costs were more stable but significantly lower, constraining our 1997 margins.

Operating Expenses Operating expenses primarily include selling, warehouse, and administrative payroll; prospecting for direct marketing customers; systems expenses and software amortization; travel and entertainment; and goodwill. The 1998 increase in operating expenses as a percent of net sales over 1997 was partly due to having a full year of operating expenses for JPG. JPG has higher gross margins and higher operating expenses than our other operations. The increase was also due to higher operating cost structures, relative to revenues, for several of our European operations; additional costs as a result of operational challenges associated with the move into a new Toronto warehouse; and costs for customer prospecting as part of our entry into the Belgium direct marketing business. In addition, operating expenses were negatively impacted by costs related to our European restructuring and joint venture dissolution (see "Restructuring Charge" section). Goodwill amortization was 0.4% of net sales in both 1998 and 1997.

The 1997 decrease in operating expenses as a percent of net sales from 1996 resulted, in part, from leveraging expenses across a larger revenue base and from specific initiatives to increase efficiency, for example, by increasing central procurement and integrating distribution programs. The decrease also resulted from efficiencies gained from our centralized call centers and centralization of our inventory rebuying function. Corporate general and administrative expense declined to 1.6% of net sales in 1997 from 1.7% in 1996 because we were able to spread the cost of centralized functions over higher revenues. Goodwill amortization was 0.4% of net sales in 1997 compared to 0.3% in 1996. This increase resulted from our acquisition activities during 1996 and 1997.

Income from Operations As a result of the factors discussed above, income from operations for 1998 was relatively flat compared to 1997, but both years' operating income increased approximately 18% over 1996. As a percent of net sales, operating income has trended downward since 1996 due to the operating issues discussed above.

Interest Expense Interest expense increased in 1998 and 1997 over 1996 primarily from debt incurred in conjunction with our acquisition and capital spending programs. The increase in 1998 was also due to our issuance of $150.0 million of 7.05% Notes in May 1998 which have a slightly higher interest rate than the debt, which was displaced, under our revolving credit agreement.

Income Tax Expense The increase in our tax rate in both 1998 and 1997 resulted primarily from a shift in earnings among our foreign operations and the impact of nondeductible goodwill. The 1998 tax rate was also significantly increased by the European restructuring and joint venture dissolution (see "Restructuring Charge" section).

Net Income As a result of the factors discussed above, our net income for 1998 declined 6.7% from 1997. Excluding the impact of the European restructuring and joint venture dissolution, net income would have increased 6.4% over net income for 1997. Net income was relatively flat between 1997 and 1996.

BUSINESS OUTLOOK
Our core domestic operations continue their strong performance. These operations, which comprise about 75% of our revenues, delivered low double-digit sales growth on a same-location basis and solid operating profits in 1998. We expect our cross-selling initiatives in furniture, computer consumables, promotional products, and office paper to result in additional sales to our existing customers. In addition, we see excellent opportunities in serving middle-market customers. These are businesses with 25 to 100 employees that in the past have not been target customers for us. Our initiative, Boise Express, is a custom-designed sales effort aimed specifically at this market. We also expect to grow sales by serving new customers through a larger sales force and through expanded catalog prospecting efforts. The pace of our revenue growth will depend, in part, on the success of these initiatives. In addition, continued same-location sales growth will depend, in part, on conditions outside our control such as economic conditions and the competitive environment in which we operate.

Our sales growth success also depends, in part, on our ability to identify appropriate acquisition candidates in the United States and internationally. Acquisitions remain an important part of our growth strategy. We will continue to pursue acquisitions of businesses that fit our business model.

JPG, our direct marketing subsidiary in France, is continuing its outstanding performance. It posted strong sales growth and excellent earnings growth during the year. Also, the results of our 1998 direct marketing acquisition in Spain and our 1998 direct marketing entry into Belgium are ahead of plan and the early signs are very encouraging.

We believe our gross margins will continue to be impacted principally by the competitive environment in which we operate, including the pricing strategies established by our competitors. While we believe that our efforts to lower our procurement costs will be successful over time, there is no assurance that our gross margins may not decline under competitive pressure. In addition, office paper, which represents 13% of our net sales, has historically impacted our gross margins as paper prices rise or fall. We are uncertain as to the timing or magnitude of any future changes in paper prices. Also, it is difficult to accurately predict what favorable or adverse impact changes in paper prices might have on our future gross margins or financial results. However, we believe our office paper business can be managed to maintain acceptable margins and cost effectively provide our customers with this important product. To a lesser extent our gross margins will be impacted by our ability to lower our delivery costs and leverage our fixed occupancy costs. Gross margins and operating expense ratios generally vary among product categories, distribution channels, and geographic locations. As a result, we expect some fluctuation in these ratios over time as our sales mix evolves.

We are addressing the increases in operating expenses at our Canadian and European operations. To this point, during the fourth quarter of 1998, we announced a restructuring in certain of our European operations (see "Restructuring Charge" section).

We believe inflation has not had a material impact on our financial conditions or results of operations. However, there can be no assurance that our business will not be affected by inflation in the future.

Although particular items we sell are seasonal, (e.g. calendars and specialty gift items) our sales overall are not subject to significant seasonal variations.

RESTRUCTURING CHARGE
In the fourth quarter of 1998, we initiated a plan to restructure our operations in the United Kingdom (the "restructuring"). The restructuring involves closing seven small facilities and an administrative office and integrating selected functions of our U.K. subsidiaries. These closures are expected to be completed during the first half of 1999 and will result in work force reductions of approximately 140 warehouse and administrative support associates.

Also during December 1998, we terminated our joint venture with Otto Versand ("Otto"). As a result of the dissolution of the joint venture, Otto acquired our 50% interest in the joint venture. In addition, we repurchased Otto's 10% ownership interest in JPG. Now JPG is 100% owned by the Company.

As a result of the restructuring and joint venture dissolution, we estimated and recorded charges of $11.1 million ($7.4 million or $.11 per share--diluted, net of tax benefit) in the fourth quarter. The charges consist of $1.4 million for termination payments to employees; $0.9 million for legal and professional fees related to facility closings and work force reductions; $3.4 million for facility, automobile, and delivery truck leasehold terminations; and $4.4 million of other costs, primarily costs to dissolve the joint venture with Otto. These amounts are included in "Other operating expense" in the Statements of Income. The charges also include $1.0 million for the write-down of primarily customer-unique inventory in the market areas we are exiting. The inventory write-down is reflected in "Cost of sales" in the Statements of Income.
As of December 31, 1998, $0.2 million had been charged against the reserve, primarily for termination payments to employees.

ACQUISITIONS
In January 1999, we acquired the contract stationer business of Wallace Computer Services, with annualized sales of about $40 million at the time of announcement.

In 1998, we acquired six businesses, including one in Spain and two in Canada, for cash of $20 million. The annualized sales of the acquisitions completed in 1998 were approximately $62 million at the time of announcement. In December 1998, the Company and Otto Versand dissolved the joint venture that we entered into in 1997. Otto acquired our 50% interest in the joint venture. In addition, we repurchased Otto's 10% interest in JPG. JPG is now 100% owned by the Company.

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

Goodwill, net of amortization, was $495 million at December 31, 1998, and $439 million at December 31, 1997. The increase was due to recording an estimated price supplement of about $45 million, payable in connection with our 1997 acquisition of JPG, and to acquisitions. We used purchase accounting to record our acquisitions. For more information on our acquisitions, see Note 8 in our Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES
Our principal requirements for cash have been to make acquisitions, fund technology development and working capital needs, expand our facilities at existing locations, and open new distribution centers. The execution of our strategy for growth, including acquisitions, technology developments, expansion at existing locations, the relocation of several existing distribution centers into new and larger facilities, and increasing our number of delivery trucks, is expected to require capital outlays over the next several years. In 1998, capital expenditures, excluding acquisitions, were approximately $14 million for capitalized software and approximately $66 million for facility expansions and relocations and equipment. We expect total capital expenditures in 1999 to be similar to the level in 1998.

To finance our capital requirements, we expect to rely upon funds from a combination of sources. In addition to cash flow from operations, we have a $450 million revolving credit agreement that expires in 2001 and provides for variable rates of interest based on customary indices. The revolving credit agreement is available for acquisitions and general corporate purposes. It contains financial and other covenants, including a negative pledge and covenants specifying a minimum fixed charge coverage ratio and a maximum leverage ratio. The amount outstanding under this agreement totaled $200 million at December 31, 1998. The weighted average interest rate for these borrowings was 5.9% at December 31, 1998. We may, subject to the covenants contained in the credit agreement and to market conditions, refinance existing debt or raise additional funds through the agreement and through other external debt or equity financings in the future. In October 1998, we entered into an interest rate swap with a notional amount of $25 million that expires in 2000. The swap results in an effective fixed interest rate of 5.0% with respect to $25 million of our revolving credit agreement borrowings.

We filed a registration statement with the Securities and Exchange Commission to register $300 million of shelf capacity for debt securities. The effective date of the filing was April 22, 1998. On May 12, 1998, we issued $150 million of 7.05% Notes ("Notes") under this registration statement. The Notes are due May 15, 2005. Proceeds from the issuance were used to repay borrowings under our revolving credit agreement. We have $150 million of borrowing capacity remaining under this registration statement.

In addition to the amount outstanding under the revolving credit agreement and Notes, we had short-term notes payable of $72.1 million at December 31, 1998. The maximum amount of short-term notes payable outstanding during the year ended December 31, 1998, was $117.0 million. The average amount of short-term notes payable during the 12 months ended December 31, 1998, was $68.0 million. The weighted average interest rate for these borrowings was 5.8%. For more information about our debt, see Note 4 in our Notes to Financial Statements.

In addition to borrowings under the revolving credit agreement, Notes, and short-term borrowings, debt related to acquisitions was $6.1 million and $20.5 million at December 31, 1998 and 1997. As a result of our acquisition activity, we also had short-term acquisition liabilities of $5.7 million and $14.6 million at December 31, 1998 and 1997, which were included in "Other current liabilities." Additionally, we had long-term acquisition liabilities of $51.6 million, primarily for the JPG price supplement, and $15.9 million at December 31, 1998 and 1997, which were included in "Other long-term liabilities."

On June 17, 1996, we filed a registration statement with the Securities and Exchange Commission for 4.4 million shares of common stock to be offered by the Company from time to time in connection with future acquisitions. At December 31, 1998, 3.9 million shares remain unissued under this registration statement.

On September 25, 1997, we issued 2.25 million shares of common stock at $21.55 per share to Boise Cascade Corporation for total proceeds of $48 million. At December 31, 1998, Boise Cascade Corporation owned 81.2% of our outstanding common stock.

FINANCIAL CONDITION
Cash provided by operations in 1998 was $73 million. This was the result of $107 million of net income, depreciation and amortization, and other noncash items, offset by a $34 million net increase in certain components of working capital. Net cash used for investment was $115 million, which included $66 million for capital expenditures and $27 million for acquisitions. Net cash provided by financing was $44 million, which included a $49 million increase in short-term borrowings, offset by a $4 million net decrease in long-term debt.

Cash provided by operations in 1997 was $120 million. This was the result of $98 million of net income, depreciation and amortization, and other noncash items, and a $22 million net decrease in certain components of working capital. Net cash used for investment was $350 million, which included $67 million for capital expenditures and $254 million for acquisitions. Net cash provided by financing was $246 million, which included $212 million borrowed under the revolving credit agreement and $48 million of proceeds from the issuance of our common stock, offset by the payment of $13 million of short-term borrowings.

Cash provided by operations in 1996 was $60 million. This was the result of $81 million of net income, depreciation and amortization, and other noncash items, offset by a $21 million net increase in certain components of working capital. Net cash used for investment was $239 million, which included $43 million for capital expenditures and $180 million for acquisitions. Net cash provided by financing was $177 million, which included $140 million borrowed under the revolving credit agreement and $37 million borrowed through short-term borrowing lines.

DISCLOSURES OF CERTAIN FINANCIAL MARKET RISKS
Changes in interest rates and currency rates expose the company to financial market risk. Our debt is a combination of variable-rate and fixed-rate debt. We experience only modest changes in interest expense when market interest rates change. Consequently, our market risk-sensitive instruments do not subject us to material market risk exposure. Approximately 23% of our 1998 revenues were generated from operations outside the United States. Our operations in Australia, Belgium, Canada, France, Spain, and the United Kingdom are denominated in currencies other than U.S. dollars. Most foreign currency transactions have been conducted in the local currency, with minimal cross-border product movement, limiting our exposure to changes in currency rates. Changes in our debt and our continued international expansion could increase these risks. To manage volatility relating to these exposures, we may enter into various derivative transactions such as interest rate swaps, rate hedge agreements, and forward exchange contracts. We use interest rate swaps and rate hedge agreements to hedge underlying debt obligations or anticipated transactions. For qualifying hedges, our financial statements reflect interest rate differentials as adjustments to interest expense over the life of the swap or underlying debt. We defer gains and losses related to qualifying hedges of foreign currency firm commitments and anticipated transactions, and we recognize such gains and losses in income or as adjustments of carrying amounts when the hedged transaction occurs. We mark to market all other forward exchange contracts and include unrealized gains and losses in current period net income. We had no material exposure to losses from derivative financial instruments held at December 31, 1998. We do not use derivative financial instruments for trading purposes.

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. For obligations with variable interest rates, the table sets forth payout amounts based on the current rates and does not attempt to project future interest rates.


                                                                                         December 31          December 31
                                                                                                1998                 1997
                                                                                                Fair                 Fair
(in millions)                  1999     2000    2001     2002     2003  Thereafter  Total      Value   Total        Value
-------------------------------------------------------------------------------------------------------------------------
DEBT
Short-term
   borrowings                 $ 72.1     --      --        --      --      --      $ 72.1    $ 72.1   $ 23.3    $   23.3
   Average
     interest rates              6.3%    --      --        --      --      --         6.3%     --        7.1%        --
Long-term debt
   Fixed rate debt            $  1.2   $  1.2  $ 25.0      --      --    $150.3    $177.7    $173.8   $  4.6    $    4.7
     Average
       interest rates            6.1%     6.1%    5.0%     --      --       7.0%      6.7%     --        6.3%        --
   Variable rate debt         $  0.8   $  0.8  $175.8    $  0.8  $  0.4    --      $178.6    $178.6   $355.9    $  355.9
     Average
       interest rates            3.7%     3.7%    5.8%      3.6%    3.6%   --         5.8%     --        6.4%        --
INTEREST RATE SWAPS
   Notional principal
     amount of
     interest rate
     exchange
     agreements
     (variable to fixed)        --     $ 25.0    --        --      --      --      $ 25.0    $  0.2     --           --
   Average pay rate             --        4.6%   --        --      --      --         4.6%     --       --           --
   Average
     receive rate               --        5.2%   --        --      --      --         5.2%     --       --           --
-------------------------------------------------------------------------------------------------------------------------


In December 1997, we entered into agreements to hedge against a rise in Treasury rates. We entered into the transactions in anticipation of our issuance of debt securities in the first half of 1998. The hedge agreements had a notional amount of $70 million. The settlement rate, based on the yield on 10-year U.S. Treasury bonds, was less than the agreed upon initial rate, and we made a cash payment of $0.6 million. We will recognize the amount paid as an increase in interest expense over the life of the $150 million of debt securities issued in May 1998.

NEW ACCOUNTING STANDARDS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. This Statement is effective for fiscal years beginning after June 15, 1999. We plan to adopt this Statement in the first quarter of 2000. We are in the process of reviewing this new standard. Adoption of this Statement is not expected to have a significant impact on our results of operations or financial position.

YEAR 2000 ISSUE
We have undertaken a comprehensive review of our operations worldwide to identify our preparedness for the year 2000 issue and have developed a plan for our operations to address this issue. The status of our continued year 2000 progress is as follows: All of the computer systems we use to service our U.S. contract stationer customers are year 2000 compliant. The computer systems we use to service our U.S. direct marketing customers are scheduled to be year 2000 compliant by April of 1999, with the exception of the accounts receivable system, which is scheduled to be compliant by June of 1999. All of our promotional products operation's computer systems are scheduled to be compliant by April of 1999. All of our foreign operations' computer systems are year 2000 compliant, with the exception of our Canadian operation, which is scheduled to be compliant by April of 1999. In conclusion, all of our computer systems are either currently year 2000 compliant or are scheduled to be compliant by June of 1999.

We have also been reviewing our year 2000 compliance in our infrastructure (e.g., telecommunication, HVAC, security systems, utilities, warehouse equipment, voice mail systems, desktop and portable personal computers). We expect to complete most remediation and certification testing in the first half of 1999, with extended remediation and certification scheduled throughout 1999.

We have discussed the year 2000 issue with our critical suppliers to determine the extent to which we could be affected if their systems are not year 2000 compliant. Most of our critical suppliers have confirmed to us that they already are, or specifically when they expect to be, compliant. Throughout 1999, we intend to continue monitoring this compliance.

The most reasonably likely worst case scenario of failure by us or our suppliers or customers to be year 2000 compliant would be a temporary inability to process orders, to obtain or deliver products and services to our customers, or to collect amounts due to us from customers. We are currently developing contingency plans in the event that our critical systems, suppliers, or customers encounter year 2000 problems.

The overall incremental costs to make our systems compliant are expected to be less than $5 million. Approximately $4 million has been spent through December 31, 1998. These costs are being expensed as incurred. We have also incurred costs over the last several years for year 2000 compliant computer system additions, replacements, and upgrades in order to realize efficiencies and process improvements. These costs are generally capitalized and amortized over a period of three to five years.

Our discussion of the year 2000 computer issue contains forward looking information. We believe that our critical computer systems will be year 2000 compliant and that the costs to achieve compliance will not materially impact our financial condition, operating results, or cash flows. Nevertheless, factors that could cause actual results to differ from our expectations include the successful implementation of year 2000 initiatives by our customers and suppliers, changes in the availability and costs of resources to implement year 2000 changes, and our ability to successfully identify and correct all systems affected by the year 2000 issue.

THE EURO CONVERSION
On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing sovereign currencies and the Euro. The participating countries adopted the Euro as their common legal currency on that date. The conversion to the Euro required certain changes to our information systems to accommodate Euro-denominated transactions. The cost of these changes was not material to the Company. All of our affected European operations were Euro compliant by the end of 1998.

While the competitive impact of the Euro conversion remains uncertain, we currently do not anticipate a negative impact on our European operations. Alternatively, the conversion to the Euro may provide additional marketing opportunities for our European operations.

FORWARD LOOKING STATEMENTS
This annual report includes "forward looking statements" which involve uncertainties and risks. There can be no assurance that actual results will not differ from our expectations. Factors which could cause materially different results include, among others, the success of developing business with new customers and of cross-selling efforts to existing customers; the success of prospecting efforts; the timing and amount of any paper price changes; the success of our restructuring efforts; the pace of acquisitions and the success of integrating acquisitions; continued same-location sales growth; the timing and success of efforts to make systems year 2000 and Euro compliant; and the other risks set forth in our filings with the Securities and Exchange Commission.

                              STATEMENTS OF INCOME


Year ended December 31 (in thousands, except share information)         1998        1997          1996
-----------------------------------------------------------------------------------------------------------
Net sales                                                            $3,067,327   $2,596,732   $1,985,564
Cost of sales, including inventory purchased from Boise Cascade
   Corporation of $278,720, $228,189, and $189,429                    2,278,845    1,941,702    1,467,368
-----------------------------------------------------------------------------------------------------------
Gross profit                                                            788,482      655,030      518,196
-----------------------------------------------------------------------------------------------------------
Selling and warehouse operating expense                                 593,672      483,241      375,700
Corporate general and administrative expense, including amounts
   paid to Boise Cascade Corporation of $2,578, $2,578, and $2,362       51,505       41,606       34,409
Goodwill amortization                                                    12,673       10,933        6,787
Other operating expense                                                  10,138         --           --
-----------------------------------------------------------------------------------------------------------
                                                                        667,988      535,780      416,896
-----------------------------------------------------------------------------------------------------------
Income from operations                                                  120,494      119,250      101,300
Interest expense                                                         25,914       20,165        7,766
Other income, net                                                         1,331          699          278
-----------------------------------------------------------------------------------------------------------
Income before income taxes                                               95,911       99,784       93,812
Income tax expense                                                       42,844       42,898       38,463
-----------------------------------------------------------------------------------------------------------
Net income                                                           $   53,067   $   56,886   $   55,349
Earnings per share--basic and diluted                                $      .81   $      .89   $      .88
-----------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these Financial Statements.

                                 BALANCE SHEETS

December 31 (in thousands, except share information)                                  1998             1997
---------------------------------------------------------------------------------------------------------------
ASSETS
Current
   Cash and cash equivalents                                                      $    31,838    $    28,755
   Receivables, less allowances of $9,539 and $7,591                                  394,013        357,321
   Inventories                                                                        226,955        197,990
   Deferred income tax benefits                                                        14,335         14,223
   Other                                                                               31,532         23,808
---------------------------------------------------------------------------------------------------------------
                                                                                      698,673        622,097
---------------------------------------------------------------------------------------------------------------
Property
   Land                                                                                28,572         28,913
   Buildings and improvements                                                         143,192        127,430
   Furniture and equipment                                                            214,611        175,778
   Accumulated depreciation                                                          (149,071)      (129,951)
---------------------------------------------------------------------------------------------------------------
                                                                                      237,304        202,170
---------------------------------------------------------------------------------------------------------------
Goodwill, net of amortization of $37,108 and $24,019                                  494,883        438,830
Other assets                                                                           30,885         28,391
---------------------------------------------------------------------------------------------------------------
Total assets                                                                      $ 1,461,745    $ 1,291,488
---------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
   Notes payable                                                                  $    72,100    $    23,300
   Current portion of long-term debt                                                    2,065          2,917
   Accounts payable
     Trade and other                                                                  279,928        238,773
     Boise Cascade Corporation                                                         29,297         42,097
---------------------------------------------------------------------------------------------------------------
                                                                                      309,225        280,870
---------------------------------------------------------------------------------------------------------------
   Accrued liabilities
     Compensation and benefits                                                         38,144         30,717
     Income taxes payable                                                                 796          3,370
     Taxes, other than income                                                           9,466         18,718
     Other                                                                             36,861         30,848
---------------------------------------------------------------------------------------------------------------
                                                                                       85,267         83,653
---------------------------------------------------------------------------------------------------------------
                                                                                      468,657        390,740
---------------------------------------------------------------------------------------------------------------
Other
   Long-term debt, less current portion                                               354,224        357,595
   Other                                                                               75,950         37,518
---------------------------------------------------------------------------------------------------------------
                                                                                      430,174        395,113
---------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities
Shareholders' equity
   Common stock, $.01 par value, 200,000,000 shares authorized; 65,758,524
     and 65,588,258 shares issued and outstanding at December 31, 1998 and 1997           658            656
   Additional paid-in capital                                                         359,224        356,599
   Retained earnings                                                                  208,480        155,413
   Accumulated other comprehensive loss                                                (5,448)        (7,033)
---------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                         562,914        505,635
---------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                        $ 1,461,745    $ 1,291,488
---------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Financial Statements.

                            STATEMENTS OF CASH FLOWS


Year ended December 31 (in thousands)                 1998          1997         1996
----------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) OPERATIONS
Net income                                         $  53,067    $  56,886    $  55,349
Items in income not using (providing) cash
   Depreciation and amortization                      50,911       41,088       27,198
   Deferred income taxes                              (5,087)        (167)      (1,635)
   Restructuring charge and writedown of assets        7,981         --           --
Receivables                                          (30,398)       2,230      (39,036)
Inventories                                          (26,007)         555      (25,111)
Accounts payable and accrued liabilities              28,250       35,912       40,688
Current and deferred income taxes                        896       (9,039)      (1,419)
Other, net                                            (6,243)      (7,558)       4,312
----------------------------------------------------------------------------------------
Cash provided by operations                           73,370      119,907       60,346
----------------------------------------------------------------------------------------

CASH USED FOR INVESTMENT
Expenditures for property and equipment              (65,974)     (66,876)     (42,711)
Acquisitions                                         (27,282)    (254,025)    (180,139)
Other, net                                           (21,488)     (29,047)     (16,080)
----------------------------------------------------------------------------------------
Cash used for investment                            (114,744)    (349,948)    (238,930)
----------------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR) FINANCING
Additions to long-term debt                          210,000      211,988      140,000
Payments of long-term debt                          (214,385)        --           --
Notes payable                                         48,800      (13,400)      36,700
Sale of stock                                           --         48,463         --
Other, net                                                42       (1,017)         564
----------------------------------------------------------------------------------------
Cash provided by financing                            44,457      246,034      177,264
----------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents       3,083       15,993       (1,320)
Balance at beginning of the year                      28,755       12,762       14,082
----------------------------------------------------------------------------------------
Balance at end of the year                         $  31,838    $  28,755    $  12,762
----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Financial Statements.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share information)
------------------------------------------------------------------------------------------------------------------
                                                                                                    Accumulated
                                                         Total            Additional                      Other
Shares                        For the years ended  Shareholders'  Common     Paid-In   Retained   Comprehensive
Outstanding     December 31, 1996, 1997, and 1998        Equity    Stock     Capital   Earnings    Income (Loss)
------------------------------------------------------------------------------------------------------------------
62,292,776           Balance at December 31, 1995   $339,417       $623    $295,615   $ 43,187      $  (8)
------------------------------------------------------------------------------------------------------------------
                             Comprehensive income
                                       Net income     55,349                            55,349
              Other comprehensive income (loss),
                                       net of tax
                     Cumulative foreign currency
                           translation adjustment      1,520
             Minimum pension liability adjustment        (16)
                                                     -------
                       Other comprehensive income      1,504                                        1,504
                                                     -------
                             Comprehensive income     56,853
                                                     -------
382,317             Stock issued for acquisitions      7,235          4       7,231
75,225                    Stock options exercised      1,576          1       1,575
                                            Other       (296)                  (287)        (9)
------------------------------------------------------------------------------------------------------------------
62,750,318           Balance at December 31, 1996    404,785        628     304,134     98,527      1,496
------------------------------------------------------------------------------------------------------------------
                            Comprehensive income
                                       Net income     56,886                            56,886
              Other comprehensive income (loss),
                                       net of tax
                     Cumulative foreign currency
                           translation adjustment     (8,135)
             Minimum pension liability adjustment       (394)
                                                     -------
                         Other comprehensive loss     (8,529)                                      (8,529)
                                                     -------
                             Comprehensive income     48,357
                                                     -------
563,472             Stock issued for acquisitions      3,632          5       3,627
24,468                    Stock options exercised        374                    374
2,250,000                       Issuance of stock     48,487         23      48,464
------------------------------------------------------------------------------------------------------------------
65,588,258            Balance at December 31,1997    505,635        656     356,599    155,413     (7,033)
------------------------------------------------------------------------------------------------------------------
                             Comprehensive income
                                       Net income     53,067                            53,067
              Other comprehensive income (loss),
                                       net of tax
                     Cumulative foreign currency
                          translation adjustment,
                          net of reclassification      2,218
             Minimum pension liability adjustment       (633)
                                                     -------
                       Other comprehensive income      1,585                                        1,585
                                                     -------
                             Comprehensive income     54,652
                                                     -------
17,932              Stock issued for acquisitions         20                     20
152,334                   Stock options exercised      2,607          2       2,605
------------------------------------------------------------------------------------------------------------------
65,758,524           Balance at December 31, 1998   $562,914       $658    $359,224   $208,480    $(5,448)
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Financial Statements.

                          NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Consolidation and use of estimates The financial statements include the accounts of the company and all subsidiaries after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

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

Property Property and equipment are recorded at cost. Cost consists of expenditures for major improvements and replacements, including interest cost associated with capital additions. Capitalized interest was $1,025,000 in 1998. No interest was capitalized in 1997 or 1996. Gains and losses from sales and retirements are included in income as they occur. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements                             5 to 40 years
Furniture and fixtures                                 3 to 5 years
Machinery, equipment, and delivery trucks              5 to 10 years
Leasehold improvements                                 5 to 10 years

Goodwill Costs in excess of values assigned to the underlying net assets of acquired companies are being amortized on the straight-line method over 40 years. Annually, we review the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows of the businesses acquired on an undiscounted basis. In management's opinion, no material impairment exists at December 31, 1998.

Deferred software costs We defer certain software costs that benefit future years. These costs are amortized on the straight-line method over five years or the expected life of the product, whichever is less. "Other assets" in the Balance Sheets include deferred software costs of $26,932,000 and $17,511,000 at December 31, 1998 and 1997. Amortization of deferred software costs totaled $6,542,000, $3,596,000, and $1,685,000 in 1998, 1997, and 1996 and is included in "Selling and warehouse operating expense."

Revenue recognition Revenues are recorded at the time of shipment of products or performance of services.

Cost of sales Cost of sales related to merchandise inventory is primarily determined using estimated product costs and adjusted to actual costs at the time of physical inventories, which are taken at all locations at least annually. Additional adjustments to reflect actual experience are recognized as appropriate throughout the year. Cost of sales also includes the cost to deliver products to customers and the occupancy costs of our facilities.

Other operating expense In the fourth quarter of 1998, we initiated a plan to restructure our operations in the United Kingdom (the "restructuring"). The restructuring involves closing seven small facilities and an administrative office and integrating selected functions of our U.K. subsidiaries. These closures are expected to be completed during the first half of 1999 and will result in work force reductions of approximately 140 warehouse and administrative support associates.

Also during December 1998, the Company terminated its joint venture with Otto Versand ("Otto"). As a result of the dissolution of the joint venture, Otto acquired our 50% interest in the joint venture. In addition, we have repurchased Otto's 10% ownership interest in Jean-Paul Guisset S.A. ("JPG"), our direct marketing subsidiary in France. JPG is now 100% owned by the Company.

As a result of the restructuring and joint venture dissolution, we estimated and recorded charges of $11,098,000 ($7,446,000 or $.11 per share--diluted, net of tax benefit) in the fourth quarter. The charges consist of $1,354,000 for termination payments to employees; $919,000 for legal and professional fees related to facility closings and work force reductions; $3,446,000 for facility, automobile, and delivery truck leasehold terminations; and $4,419,000 of other costs, primarily costs to dissolve the joint venture with Otto. These amounts are included in "Other operating expense" in the Statements of Income. The charges also include $960,000 for the write-down of primarily customer-unique inventory in the market areas we are exiting. The inventory write-down is reflected in "Cost of sales" in the Statements of Income. As of December 31, 1998, $222,000 had been charged against the reserve, primarily for termination payments to employees.

Earnings per share Basic earnings per share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share includes the weighted average impact of stock options assumed exercised using the treasury method.

Year ended December 31
(in thousands, except share data)         1998           1997         1996
-------------------------------------------------------------------------------
BASIC
Net income                            $    53,067   $    56,886   $    55,349
Weighted average shares outstanding    65,715,120    63,788,448    62,444,170
Effect of contingent shares                26,452       345,541       475,828
-------------------------------------------------------------------------------
                                       65,741,572    64,133,989    62,919,998
Basic earnings per share              $       .81   $       .89   $       .88

DILUTED
Net income                            $    53,067   $    56,886   $    55,349
Weighted average shares outstanding    65,715,120    63,788,448    62,444,170
Effect of contingent shares                26,452       345,541       475,828
Effect of options                          50,268       118,370       216,286
-------------------------------------------------------------------------------
                                       65,791,840    64,252,359    63,136,284
Diluted earnings per share            $       .81   $       .89   $       .88
-------------------------------------------------------------------------------

In 1997, we adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The only impact of the adoption was to reduce EPS for 1996 by $.01.

Foreign currency translation Local currencies are considered the functional currencies for our operations outside the United States. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated other comprehensive income (loss)" in the Balance Sheets.

Pre-opening costs Costs associated with opening new locations are expensed as incurred.

Financial instruments At December 31, 1998, the estimated current market value of our debt, based on then current interest rates for similar obligations with like maturities, was approximately $4,000,000 less than the amount of debt reported on the Balance Sheet. At December 31, 1998, we had an interest rate swap. The liquidation value of the swap, based on interest rates available for instruments with similar characteristics, would have been approximately $200,000. The estimated fair values of our other financial instruments, cash and cash equivalents, and short-term borrowings are the same as their carrying values. In the opinion of management, we do not have any significant concentration of credit risks. Concentration of credit risks with respect to trade receivables is limited due to the wide variety of customers and channels to and through which our products are sold, as well as their dispersion across many geographic areas. We have only limited involvement with derivative financial instruments and do not use them for trading purposes. Financial instruments such as interest rate swaps, rate hedge agreements, and forward exchange contracts are used periodically to manage well-defined risks. Interest swaps and rate hedge agreements are used to hedge underlying debt obligations or anticipated transactions. For qualifying hedges, the interest rate differential is reflected as an adjustment to interest expense over the life of the swap or underlying debt. Gains and losses related to qualifying hedges of foreign currency firm commitments and anticipated transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. All other forward exchange contracts are marked to market, and unrealized gains and losses are included in current period net income.

New accounting standards In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the Balance Sheet as either an asset or liability measured at its fair value. This Statement is effective for fiscal years beginning after June 15, 1999. We plan to adopt this Statement in the first quarter of 2000. We are in the process of reviewing this new standard. Adoption of this Statement is not expected to have a significant impact on our results of operations or financial position.

2. TRANSACTIONS WITH BOISE CASCADE CORPORATION
The Company was incorporated on January 3, 1995, and until April 13, 1995, was a wholly-owned subsidiary of Boise Cascade Corporation ("BCC"). On April 13, 1995, we completed an initial public offering in the U.S. and a concurrent international offering (the "Offerings"). After the Offerings, BCC owned 82.7% of our outstanding common stock. At December 31, 1998, BCC owned 81.2% of our outstanding common stock.

The Company and BCC have entered into intercompany agreements under which BCC, among other things, provides to us certain administrative support functions, certain paper and paper products under a long-term sales agreement, and use (without charge) of the trade names and trademark of BCC. We have also entered into a tax matters agreement with BCC (see Note 3).

Under the Administrative Services Agreement ("Admin Agreement"), BCC provides various services to us. The services will be provided for varying periods, from one to five years, as identified in the Admin Agreement, subject to renewal or termination in accordance with the terms of that agreement. We will pay for each of these services at rates set forth in the agreement. These rates are generally consistent with amounts that have been charged by BCC in the past. For the years ended December 31, 1998, 1997, and 1996, charged costs amounted to $2,578,000, $2,578,000, and $2,362,000 and have been included in "Corporate general and administrative expense" in the Statements of Income.

Under the Paper Sales Agreement, we agreed to purchase, and BCC agreed to sell, subject to certain exceptions, all of our cut-size paper requirements. The price we pay is based upon a formula meant to approximate prevailing market prices for the paper. The agreement has an initial term of 20 years and will be automatically renewed for five-year periods thereafter, subject to certain conditions.

We supplied office products to BCC and purchased certain paper and paper products from BCC. During the year ended December 31, 1998, our sales to BCC were $1,077,000, and our purchases from BCC were $281,914,000. Sales and purchases during the same period of 1997 were $1,589,000 and $231,188,000 and in 1996 were $2,047,000 and $192,837,000.

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

During each of the years presented, most of our employees participated in a defined benefit pension plan sponsored by BCC. In addition, certain of our employees were eligible for participation in defined contribution plans sponsored by BCC. The Statements of Income for the years ended December 31, 1998, 1997, and 1996, include expenses of $9,788,000, $7,995,000, and $6,079,000 attributable to participation by our employees in these plans. Postretirement expenses attributable to participation in BCC's postretirement plans included in the Statements of Income totaled $68,000, $88,000, and $92,000 for the years ended December 31, 1998, 1997, and 1996.

3. INCOME TAXES
Pursuant to a tax matters agreement entered into with BCC, income taxes are provided based on a pro forma calculation of the income tax expense that we would incur as a non-affiliated taxpayer. However, as long as BCC owns at least 80% of our outstanding common stock, we will be included in the consolidated federal income tax return of the BCC affiliated group. Accordingly, we remit to BCC amounts representing the current tax liability that we would incur if we were a non-affiliated taxpayer. Pursuant to this agreement, we paid BCC $32,729,000 in 1998, $40,610,000 in 1997, and $37,633,000 in 1996.

Income tax expense includes the following:

Year ended December 31 (in thousands)        1998        1997        1996
----------------------------------------------------------------------------
Current income tax expense:
Federal                                  $ 33,433    $ 28,519    $ 31,507
State                                       6,288       5,355       5,850
Foreign                                     8,210       9,191       2,741
----------------------------------------------------------------------------
Total current income tax expense           47,931      43,065      40,098
Deferred income tax expense (benefit):
Federal                                     2,018       2,976      (2,326)
State                                         185         561        (430)
Foreign                                    (7,290)     (3,704)      1,121
----------------------------------------------------------------------------
Total deferred income tax benefit          (5,087)       (167)     (1,635)
----------------------------------------------------------------------------
Total income tax expense                 $ 42,844    $ 42,898    $ 38,463
----------------------------------------------------------------------------

A reconciliation of the statutory U.S. federal tax expense and our actual tax expense is as follows:

Year ended December 31 (in thousands)                         1998                  1997                  1996
------------------------------------------------------------------------------------------------------------------------
                                                          Percentage               Percentage               Percentage
                                                           of Pretax                of Pretax                of Pretax
                                                 Amount       Income       Amount      Income      Amount       Income
------------------------------------------------------------------------------------------------------------------------
Statutory expense                               $33,570       35.0%       $34,917      35.0%       $32,834        35.0%
Increases in taxes resulting from:
Foreign income taxed at
   rate higher than U.S. rate                     2,680        2.8          3,141       3.1          1,362         1.4
State tax expense                                 4,207        4.4          3,846       3.9          3,522         3.8
All other, net                                    2,387        2.6            994       1.0            745          .8
------------------------------------------------------------------------------------------------------------------------
Actual tax expense                              $42,844       44.8%       $42,898      43.0%       $38,463        41.0%
------------------------------------------------------------------------------------------------------------------------

The components of the deferred tax assets and liabilities on the Balance Sheets are as follows:

December 31 (in thousands)                                 1998                         1997
--------------------------------------------------------------------------------------------------
                                            Assets   Liabilities        Assets   Liabilities
---------------------------------------------------------------------------------------------------
Property and equipment                     $ 1,104     $ 4,701          $    35   $ 3,474
Accounts receivable and unearned revenue     3,817        --              4,247      --
Deferred charges                                 2       3,735                3     1,124
Inventories                                  2,074        --              2,006      --
Accrued liabilities                          3,163        --              3,179      --
Compensation                                 8,894         325            8,620       256
Goodwill                                      --         9,711             --       9,524
State taxes                                    138        --                419      --
Foreign net operating losses                10,666        --              3,970      --
Cumulative translation adjustment            2,842        --              4,297      --
Other                                        4,382       3,753            6,634     1,565
--------------------------------------------------------------------------------------------------
                                           $37,082     $22,225          $33,410   $15,943
--------------------------------------------------------------------------------------------------

At December 31, 1998, our foreign subsidiaries had approximately $8,081,000 of undistributed earnings which are intended to be indefinitely reinvested. If these earnings were distributed, foreign tax credits should become available under current law to reduce or eliminate the resulting U.S. income tax liability.

Our pretax income (loss) from domestic and foreign sources is as follows:

Year ended December 31 (in thousands)         1998          1997         1996
--------------------------------------------------------------------------------
Domestic                                  $112,890       $98,368      $88,295
Foreign                                    (16,979)        1,416        5,517
--------------------------------------------------------------------------------
Pretax income                             $ 95,911       $99,784      $93,812
--------------------------------------------------------------------------------

4. DEBT
On June 26, 1997, we entered into a $450 million revolving credit agreement with a group of banks that expires in June 2001, and provides for variable rates of interest based on customary indices. The revolving credit agreement is available for acquisitions and general corporate purposes. It contains financial and other covenants, including a negative pledge and covenants specifying a minimum fixed charge coverage ratio and a maximum leverage ratio. As of December 31, 1998, borrowings under the agreement totaled $200,000,000. The weighted average interest rate of borrowings under the agreement was 5.9% at December 31, 1998. In October 1998, we entered into an interest rate swap with a notional amount of $25,000,000 that expires in 2000. The swap results in an effective fixed interest rate of 5.0% with respect to $25,000,000 of our revolving credit agreement borrowings. We are exposed to credit-related gains or losses in the event of nonperformance by the counterparty to this swap; however, we do not expect the counterparty to fail to meet their obligations.

In addition to the amount outstanding under the revolving credit agreement, short-term borrowings at December 31, 1998 and 1997, totaled $72,100,000 and $23,300,000. The maximum amount of short-term notes payable outstanding during the year ended December 31, 1998 and 1997, was $116,600,000 and $294,800,000.
The average amount of short-term notes payable during the 12 months ended December 31, 1998 and 1997, was $68,000,000 and $42,000,000. The average interest rate of these short-term borrowings was 5.8% at December 31, 1998 and 1997. Substantially all of our debt is unsecured.

We filed a registration statement with the Securities and Exchange Commission to register $300,000,000 of shelf capacity for debt securities. The effective date of the filing was April 22, 1998. On May 12, 1998, we issued $150,000,000 of 7.05% Notes under this registration statement. The Notes are due May 15, 2005. Proceeds from the issuance were used to repay borrowings under our revolving credit agreement. We have $150,000,000 of borrowing capacity remaining under this registration statement. In December 1997, we entered into agreements to hedge against a rise in Treasury rates. We entered into the transactions in anticipation of our issuance of these debt securities. The hedge agreements had a notional amount of $70,000,000. The settlement rate, based on the yield on 10-year U.S. Treasury bonds, was less than the agreed upon initial rate, and we made a cash payment of approximately $600,000. We will recognize the amount paid as an increase in interest expense over the life of the debt securities issued.

In addition to borrowings under the revolving credit agreement, short-term borrowings, and Notes, debt assumed through acquisitions was $6,100,000 and $20,500,000 at December 31, 1998 and 1997. Scheduled payments of long-term debt, excluding our revolving credit agreement and Notes, are $2,086,000 in 1999, $2,101,000 in 2000, $802,000 in 2001, $765,000 in 2002, and $384,000 in 2003.

Cash paid for interest, net of interest capitalized, for the years ended December 31, 1998, 1997, and 1996, was $27,808,000, $19,487,000, and $7,382,000.

5. SHAREHOLDERS' EQUITY
Common stock We are authorized to issue 200,000,000 shares of common stock, of which 65,758,524 shares were issued and outstanding at December 31, 1998. On June 17, 1996, we filed a registration statement with the Securities and Exchange Commission covering approximately 4,400,000 shares of common stock to be offered by the Company from time to time in connection with acquisitions. As of December 31, 1998, we had 3,869,000 unissued shares remaining under this registration statement.

On September 25, 1997, we issued 2,250,000 shares of common stock to BCC at the price of $21.55 per share for proceeds of approximately $48,500,000. At December 31, 1998, BCC owned 81.2% of our outstanding common stock.

Accumulated other comprehensive income (loss) At December 31, 1998, the balance shown on the Statements of Shareholders' Equity for Accumulated Other Comprehensive Income (Loss) consisted of a minimum pension liability adjustment of ($1,051,000) and a cumulative foreign currency translation adjustment of ($4,397,000). The change in foreign currency translation adjustment during 1998 is shown net of a reclassification adjustment for $336,000 of losses realized in income upon the dissolution of the joint venture with Otto. These amounts are net of income taxes calculated at a rate of approximately 39%.

6. ACCOUNTING FOR STOCK-BASED COMPENSATION
We have two stock option plans, the Key Executive Stock Option Plan ("KESOP") and the Director Stock Option Plan ("DSOP"). We account for these plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under this opinion, no compensation cost has been recognized.

If we had determined compensation cost for these plans consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," 1998 net income would have been reduced pro forma by $2,840,000, and earnings per share would have been reduced pro forma by $.04. Our 1997 net income would have been reduced pro forma by $2,464,000, and earnings per share would have been reduced pro forma by $.04. Our 1996 net income would have been reduced pro forma by $2,064,000 and earnings per share would have been reduced pro forma by $.03. The pro forma compensation cost may not be representative of that to be expected in future years.

The KESOP provides for the grant of options to purchase shares of our common stock to key employees of the Company. The exercise price of the options is equal to the fair market value of our common stock on the date the options are granted. One-third of the options become exercisable in each of the three years following the grant date and expire, at the latest, 10 years following the grant date.

A summary of the status of the KESOP at December 31, 1998, 1997, and 1996, and changes during the years then ended is presented in the table and narrative below.

                                                     1998                  1997                   1996
                                                 Wtd. Avg.             Wtd. Avg.              Wtd. Avg.
                                       Shares   Ex. Price    Shares   Ex. Price     Shares   Ex. Price
--------------------------------------------------------------------------------------------------------------
Balance at beginning of the year    1,490,139    $20.10    1,059,442    $18.66      647,400    $12.57
Options granted                       782,200     18.22      495,700     23.08      501,200     25.54
Options exercised                    (152,334)    12.50      (24,468)    12.50      (75,225)    12.50
Options expired                       (98,900)    21.92      (40,535)    22.38      (13,933)    19.78
---------------------------------------------              ---------              ---------
Balance at end of the year          2,021,105     19.86    1,490,139     20.10    1,059,442     18.66
---------------------------------------------              ---------              ---------
Exercisable at end of the year        826,305     19.13      483,039     16.72      140,569     12.60
Weighted average fair value of
   options granted (Black-Scholes)      $6.78                  $8.61                  $9.14
--------------------------------------------------------------------------------------------------------------

The 2,021,105 options outstanding at December 31, 1998, have exercise prices between $12.50 and $26.625 and a weighted average remaining contractual life of nine years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions used for grants in 1998, 1997, and 1996: risk-free interest rates of 5.5%, 6.1%, and 5.2%; no expected dividends; expected lives of 4.2 years for each year; and expected stock price volatility of 35% for each year.

The DSOP, available only to our nonemployee directors, provides for annual grants of options. The exercise price of options under this plan is equal to the fair market value of our common stock on the date the options are granted. The options expire the earlier of three years after the director ceases to be a director or 10 years after the grant date. Total shares outstanding at December 31, 1998, 1997, and 1996, were 64,000, 39,000, and 24,000 with weighted average exercise prices of $16.99, $18.58, and $17.50.

Under both of the plans, options may not, except under unusual circumstances, be exercised until one year following the grant date.

7. LEASES
Rental expenses for operating leases, net of sublease rentals, were $33,898,000 in 1998, $29,920,000 in 1997, and $22,698,000 in 1996.

We have various operating leases with remaining terms of more than one year. These leases have minimum lease payment requirements, net of sublease rentals, of $11,887,000 for 1999, $9,086,000 for 2000, $5,746,000 for 2001, $4,446,000
for 2002, and $3,500,000 for 2003, with total payments thereafter of $13,039,000.

Substantially all lease agreements have fixed payment terms based upon the lapse of time. Certain lease agreements provide us with the option to purchase the leased property. In addition, certain lease agreements contain renewal options exercisable by the Company ranging up to 15 years, with fixed payment terms similar to those in the original lease agreements.

We also lease certain equipment and buildings under capital leases; aggregate obligations under capital leases were not material at December 31, 1998 and 1997.

8. ACQUISITIONS
In 1998, 1997, and 1996, we made various acquisitions, all of which were accounted for under the purchase method of accounting. Accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The initial purchase price allocations may be adjusted within one year of the date of purchase for changes in estimates of the fair values of assets and liabilities. Such adjustments are not expected to be significant to our results of operations or financial position. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill and is being amortized over 40 years. The results of operations of the acquired businesses are included in operations subsequent to the dates of acquisitions.

We acquired six businesses during 1998, eight businesses and entered into a joint venture during 1997, and 19 businesses during 1996. Amounts paid, acquisition liabilities recorded, debt assumed, and stock issued for these acquisitions were as follows:

                                              1998                  1997              1996
----------------------------------------------------------------------------------------------
Cash paid                              $27,282,000          $254,025,000      $180,139,000
Acquisition liabilities recorded       $49,062,000          $ 12,674,000      $ 35,346,000
Debt assumed                           $   162,000          $ 10,137,000      $         --
Stock issued
   shares                                       --               135,842           321,652
   value                               $        --          $  2,882,000      $  6,886,000
----------------------------------------------------------------------------------------------

On January 12, 1998, we acquired the direct marketing business of Fidelity Direct, based in Minneapolis, Minnesota. On February 28, 1998, we acquired the direct marketing business of Sistemas Kalamazoo, based in Spain. On August 14, 1998, we acquired the contract stationer business of Wilson's, based in Canada. On October 1, 1998, we acquired the contract stationer business of Atlas Office Supplies, based in Indianapolis, Indiana. On November 2, 1998, we acquired the contract stationer business of Midesha Enterprises, based in Memphis, Tennessee. On November 27, 1998, we acquired the computer consumables business of Canadisc, based in Canada. These transactions were completed for cash of $19,897,000, debt assumed of $162,000, and the recording of $8,062,000 of acquisition liabilities.

The 1997 amounts include the acquisition of 100% of the shares of Jean-Paul Guisset S.A. ("JPG") for approximately FF850,000,000 (US$144,000,000) plus a price supplement payable in the year 2000, if certain earnings and sales growth targets are reached. The maximum amount of the price supplement is

FF300,000,000 or approximately US$51,000,000. At the time of purchase, no liability was recorded for the price supplement as the amount of payment, if any, was not assured beyond a reasonable doubt. In 1998, we made a payment of US$4,430,000 and we recorded a US$41,000,000 liability based on results in 1998 and 1997. The liability is included in "Other long-term liabilities" in the Balance Sheets. Approximately FF128,500,000 (US$20,500,000) was repatriated to us from JPG during the third quarter of 1997. In 1997, in addition to the cash paid, we recorded approximately US$5,800,000 of acquisition liabilities and assumed US$10,137,000 of long-term debt. JPG is a direct marketer of office products in France.

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

Unaudited pro forma results of operations reflecting the acquisitions would have been as follows. If the 1998 acquisitions had occurred January 1, 1998, sales for the year ended December 31, 1998, would have increased to $3,106,000,000, net income would have increased to $53,670,000, and earnings per share would have increased to $.82. If the 1998 and 1997 acquisitions had occurred January 1, 1997, sales for the year ended December 31, 1997, would have increased to $2,814,000,000, net income would have decreased to $56,869,000, and earnings per share would have remained $.89. If the 1997 and 1996 acquisitions had occurred January 1, 1996, sales for the year ended December 31, 1996, would have increased to $2,403,000,000, net income would have increased to $56,780,000, and earnings per share would have increased to $.90. This unaudited pro forma financial information does not necessarily represent the actual results of operations that would have occurred if the acquisitions had taken place on the dates assumed.

In January 1997, we formed a joint venture with Otto Versand ("Otto"), of which we owned 50%, to direct market office products in Europe, initially in Germany. In December 1997, Otto purchased a 10% interest in JPG for approximately FF72,200,000 (US$13,000,000). In December 1998, the Company and Otto dissolved the joint venture. Otto acquired our 50% interest in the joint venture. In addition, we repurchased Otto's 10% interest in JPG for $2,955,000 plus the repayment of a loan, plus accrued interest, from Otto of approximately $13,700,000. JPG is now 100% owned by the Company (see "Other operating expense" in Note 1).

As a result of our acquisition activity, we had short-term acquisition liabilities of $5,710,000 and $14,642,000 at December 31, 1998 and 1997, which were included in "Other current liabilities." Additionally, we had long-term acquisition liabilities of $51,621,000, primarily for the JPG price supplement, and $15,869,000 at December 31, 1998 and 1997, which were included in "Other long-term liabilities."

9. LITIGATION AND LEGAL MATTERS
We are not currently involved in any legal or administrative proceedings that we believe could have, either individually or in the aggregate, a material adverse effect on our business or financial condition.

10. SEGMENT INFORMATION
In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. We adopted this statement at December 31, 1998.

The Statement defines operating segments as components of an enterprise about which separate financial information is available which is evaluated regularly by the chief operating decision maker to assess performance and to decide how to allocate resources. Our chief operating decision maker is the group that consists of the Chief Executive Officer, Senior Vice Presidents of each of our operating segments, Chief Financial Officer,

Chief Information Officer, Controller, and Vice Presidents of Logistics and Human Resources. This group of executives works together to allocate resources and assess the performance of the various business areas of the Company. Our senior vice presidents responsible for operations have broad responsibility for multiple operating segments.

While we have multiple operating segments, SFAS 131 provides for aggregation of operating segments when they have similar economic characteristics and if they are similar in the areas of products/services, production processes, types of customers, distribution methods, and regulatory environment. Our businesses have historically had similar operating income, as a percent of net sales, which is the ultimate measure of performance used by our chief operating decision maker. Our businesses provide substantially similar products and services for the office. We do not manufacture products, but we procure products for sale to business customers. Our businesses procure products directly from similar manufacturers and wholesalers. The target customer group for our businesses is business customers. Our order fulfillment and distribution processes are essentially the same for our businesses. To the extent applicable, the regulatory environment is the same for our businesses. Because our operating segments are similar in the areas outlined in the Statement, we have aggregated our operating segments into one reportable segment.

The following table summarizes our geographic information:

(in thousands)            United States   Canada        France       Other(1)
--------------------------------------------------------------------------------
1998
Net sales                   $2,371,639   $  322,855   $  220,102   $  152,731
Long-lived assets              418,973       98,488      190,947       54,664

1997
Net sales                   $2,079,530   $  298,587   $   74,675   $  143,940
Long-lived assets              378,425       93,771      142,618       54,577

1996
Net sales                   $1,689,168   $  225,162   $     --     $   71,234
Long-lived assets              275,211       89,235         --         41,728
--------------------------------------------------------------------------------

(1)1998 amounts include operations in Australia, Belgium, Spain, and the United Kingdom. 1997 amounts include operations in Australia, Germany, and the United Kingdom. 1996 amounts include operations in Australia and the United Kingdom.

Revenues are attributed to geographic areas based on the location of the distribution centers producing the revenue. Export sales to foreign unaffiliated customers are immaterial. No single customer accounts for 10% or more of net sales.

Our revenues from external customers by product category were:

(in thousands)               1998         1997         1996
--------------------------------------------------------------------------------
Office supplies        $1,875,400   $1,723,100   $1,353,100
Office paper              394,700      334,400      286,000
Office furniture          378,300      284,200      215,100
Computer consumables      313,500      180,900      126,500
Promotional products      105,400       74,100        4,800
--------------------------------------------------------------------------------

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


                                                                                                      1998
(in thousands, except share information)                         4th Qtr.   3rd Qtr.    2nd Qtr.   1st Qtr.
--------------------------------------------------------------------------------------------------------------
Net sales                                                       $814,219   $760,437   $ 732,863   $759,808
Cost of sales                                                    598,083    571,978     544,554    564,230
--------------------------------------------------------------------------------------------------------------
Gross profit                                                     216,136    188,459     188,309    195,578
--------------------------------------------------------------------------------------------------------------
Operating expenses                                               189,671    160,701     158,074    159,542
--------------------------------------------------------------------------------------------------------------
Income from operations                                            26,465     27,758      30,235     36,036
--------------------------------------------------------------------------------------------------------------
Interest expense                                                   6,011      6,553       6,885      6,465
Other income, net                                                     30        422         211        668
--------------------------------------------------------------------------------------------------------------
Income before income taxes                                        20,484     21,627      23,561     30,239
Income tax expense                                                10,561      9,800       9,833     12,650
--------------------------------------------------------------------------------------------------------------
Net income                                                      $  9,923   $ 11,827   $  13,728   $ 17,589
Net income before nonroutine items                              $ 17,369   $ 11,827   $  13,728   $ 17,589

Earnings per share--basic and diluted                           $    .15   $    .18   $     .21   $    .27
Earnings per share--basic and diluted before nonroutine items   $    .26   $    .18   $     .21   $    .27

Common stock prices(1)
High                                                            $ 13 7/16  $ 16 9/16  $  20 1/2   $ 20 1/4
Low                                                             $  8 9/16  $  7 3/8   $  15 1/2   $ 14 7/8
--------------------------------------------------------------------------------------------------------------


                                                                                                      1997
(in thousands, except share information)                          4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.
--------------------------------------------------------------------------------------------------------------
Net sales                                                       $ 718,514  $ 679,877   $600,470   $597,871

--------------------------------------------------------------------------------------------------------------
Cost of sales                                                     533,391    509,557    451,755    446,999
--------------------------------------------------------------------------------------------------------------
Gross profit                                                      185,123    170,320    148,715    150,872
--------------------------------------------------------------------------------------------------------------
Operating expenses                                                146,856    141,839    124,508    122,577
--------------------------------------------------------------------------------------------------------------
Income from operations                                             38,267     28,481     24,207     28,295
--------------------------------------------------------------------------------------------------------------
Interest expense                                                    6,270      6,749      4,071      3,075
Other income, net                                                     309        257         84         49
--------------------------------------------------------------------------------------------------------------
Income before income taxes                                         32,306     21,989     20,220     25,269
Income tax expense                                                 14,573      9,457      8,508     10,360
--------------------------------------------------------------------------------------------------------------
Net income                                                      $  17,733  $  12,532   $ 11,712   $ 14,909

Earnings per share--basic                                       $     .27  $     .20   $    .18   $    .24
Earnings per share--diluted                                     $     .27  $     .20   $    .18   $    .23

Common stock prices(1)
High                                                            $  21 1/2  $  21 3/4   $ 19 3/4   $ 24 5/8
Low                                                             $14 13/16  $  15 7/8   $ 16 1/4   $ 16 1/4
--------------------------------------------------------------------------------------------------------------

(1)The Company's common stock is traded principally on the New York Stock Exchange.

                                    REPORTS


REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS


To the Board of Directors of Boise Cascade Office Products Corporation:

We have audited the accompanying balance sheets of Boise Cascade Office Products Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related statements of income, cash flows, and shareholders' equity for the years ended December 31, 1998, 1997, and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Cascade Office Products Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ ARTHUR ANDERSEN LLP


Boise, Idaho
January 29, 1999

                                   REPORTS


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