Form 10-K405, Exhibit 13
period 1998-12-31
BOISE CASCADE OFFICE PRODUCTS CORP
filed 1999-03-25
CIK 938839

                                                                    Exhibit 13.2

STATEMENTS OF INCOME  (Unaudited) Boise Cascade Office Products Corporation
================================================================================



                                                                              THREE MONTHS ENDED                  YEAR ENDED
                                                                                  DECEMBER 31                     DECEMBER 31
                                                                        ----------------------------    ----------------------------

                                                                           1998             1997            1998             1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           (expressed in thousands,
                                                                                           except share information)

Net sales...........................................................  $    814,219     $    718,514    $   3,067,327    $  2,596,732
Cost of sales.......................................................       598,083          533,391        2,278,845       1,941,702
                                                                      --------------   --------------  --------------   ------------
Gross profit........................................................       216,136          185,123          788,482         655,030
                                                                      --------------   --------------  --------------   ------------

Selling and warehouse operating expense.............................       162,509          131,888          593,672         483,241
Corporate general and administrative expense........................        13,708           11,721           51,505          41,606
Goodwill amortization...............................................         3,316            3,247           12,673          10,933
Other operating expense.............................................        10,138               --           10,138              --
                                                                      --------------   --------------  --------------   ------------
                                                                           189,671          146,856          667,988         535,780
                                                                      --------------   --------------  --------------   ------------
Income from operations..............................................        26,465           38,267          120,494         119,250
Interest expense....................................................         6,011            6,270           25,914          20,165
Other income, net...................................................            30              309            1,331             699
                                                                      --------------   ------------  ----------------   ------------
Income before income taxes..........................................        20,484           32,306           95,911          99,784
Income tax expense..................................................        10,561           14,573           42,844          42,898
                                                                      --------------   --------------  --------------   ------------
Net income..........................................................  $      9,923     $     17,733    $      53,067    $     56,886
                                                                      ==============   ==============  ==============   ============


Net income before nonroutine items (1)..............................  $     17,369     $     17,733    $      60,513    $     56,886
                                                                      ==============   ==============  ==============   ============



Earnings per share--basic and diluted...............................  $        .15     $        .27    $         .81    $        .89
                                                                      ==============   ==============  ==============   ============


Earnings per share--basic and diluted before nonroutine items (1)...  $        .26     $        .27    $         .92    $        .89
                                                                      ==============   ==============  ==============   ============













(1) See 'Restructuring Charge' in Notes to Quarterly Financial Statements.

NOTES TO QUARTERLY FINANCIAL STATEMENTS
                                       Boise Cascade Office Products Corporation
================================================================================

ORGANIZATION AND BASIS OF PRESENTATION. Boise Cascade Office Products Corporation (together with its subsidiaries, the "Company" or "we") headquartered in Itasca, Illinois, is a distributor of products for the office through its contract stationer and direct marketing channels. At December 31, 1998, Boise Cascade Corporation owned approximately 81% of our outstanding common stock. These financial statements are unaudited statements which do not include all Notes to Financial Statements and should be read in conjunction with our 1998 Annual Report. The 1998 Annual Report will be available in March 1999.

RESTRUCTURING CHARGE. In the fourth quarter of 1998, we initiated a plan to restructure our operations in the United Kingdom (the "restructuring"). The restructuring involves closing seven small facilities and an administrative office and integrating selected functions of our U.K. subsidiaries. These closures are expected to be completed during the first half of 1999 and will result in work force reductions of approximately 140 warehouse and administrative support associates.

Also during December 1998, we terminated our joint venture with Otto Versand ("Otto"). As a result of the dissolution of the joint venture, Otto acquired our 50% interest in the joint venture. In addition, we repurchased Otto's 10% ownership interest in JPG. Now JPG is 100% owned by the Company.

As a result of the restructuring and joint venture dissolution, we estimated and recorded charges of $11.1 million in the fourth quarter ($7.5 million or $.11 per share-diluted, net of tax benefit). The charge includes $1.0 million for the write-down of primarily customer-unique inventory in the market areas we are exiting. The inventory write-down is reflected in "Cost of sales" in the Statements of Income. The remaining $10.1 million of charges are included in "Other operating expenses" in the Statements of Income.

EARNINGS PER SHARE. Unaudited basic earnings per share for the three months and year ended December 31, 1998 and 1997, were computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods. Unaudited diluted earnings per share for the three months and year ended December 31, 1998 and 1997, include the weighted average impact of stock options assumed exercised using the treasury method. In 1997, we adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS
128), effective December 15, 1997. Earnings per share is computed independently for each period. As a result, the total of the per share results for the four quarters of 1997 does not equal the per share results for the year ended December 31, 1997.

COMMON STOCK. On September 25, 1997, we issued 2,250,000 shares of common stock at $21.55 per share to Boise Cascade Corporation.

ACQUISITIONS. On January 12, 1998, we acquired the direct marketing business of Fidelity Direct, based in Minneapolis, Minnesota. On February 28, 1998, we acquired the direct marketing business of Sistemas Kalamazoo, based in Spain. On August 14, 1998, we acquired the contract stationer business of Wilson's, based in Halifax, Canada. On October 1, 1998, we acquired the contract stationer business of Atlas Office Supplies, based in Indianapolis, Indiana. On November 2, 1998, we acquired the contract stationer business of Midesha Enterprises, based in Southaven, Mississippi. On November 27, 1998, we acquired the computer supply business of Canadisc, based in Toronto, Canada. The combined annual sales of these acquisitions at the time of announcement were approximately $62,000,000. The results of operations of the acquired businesses are included in our operations subsequent to the dates of acquisition.

INCOME TAXES. The tax provision rate for 1998 was 44.75%, compared with a tax provision rate of 43.0% for the same period in the prior year. The increase is primarily due to a shift in earnings among our foreign operations, the impact of nondeductible goodwill, and our European restructuring charge and joint venture dissolution.