Form 10-K, Exhibit 13
period 1999-12-31
BOISE CASCADE OFFICE PRODUCTS CORP
filed 2000-03-29
CIK 938839

                                                                      Exhibit 13

Statements of Income  (Unaudited) Boise Cascade Office Products Corporation
================================================================================

                                                                                Three Months Ended         Year Ended
                                                                                    December 31            December 31
                                                                                ------------------   -----------------------
                                                                                  1999      1998        1999         1998
----------------------------------------------------------------------------------------------------------------------------
                                                                                         (expressed in thousands,
                                                                                         except share information)

Net sales                                                                       $893,256  $814,219   $3,381,725   $3,067,327
Cost of sales                                                                    663,685   598,083    2,511,882    2,278,845
----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                     229,571   216,136      869,843      788,482
----------------------------------------------------------------------------------------------------------------------------
Selling and warehouse operating expense                                          168,761   162,509      653,575      593,672
Corporate general and administrative expense                                      13,122    13,708       51,220       51,505
Goodwill amortization                                                              3,667     3,316       14,800       12,673
Other operating (income) expense                                                      --    10,138       (3,195)      10,138
----------------------------------------------------------------------------------------------------------------------------
                                                                                 185,550   189,671      716,400      667,988
----------------------------------------------------------------------------------------------------------------------------
Income from operations                                                            44,021    26,465      153,443      120,494
Interest expense                                                                   6,207     6,011       24,387       25,914
Other income, net                                                                     85        30        1,371        1,331
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                        37,899    20,484      130,427       95,911
Income tax expense                                                                16,193    10,561       55,570       42,844
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                      $ 21,706  $  9,923   $   74,857   $   53,067
----------------------------------------------------------------------------------------------------------------------------

Net income before nonroutine items (1)                                          $ 21,706  $ 17,369   $   72,193   $   60,513
----------------------------------------------------------------------------------------------------------------------------

Earnings per share--basic and diluted                                           $    .33  $    .15   $     1.14   $      .81
----------------------------------------------------------------------------------------------------------------------------

Earnings per share--basic and diluted before nonroutine items (1)               $    .33  $    .26   $     1.10   $      .92
----------------------------------------------------------------------------------------------------------------------------


(1) See `Other Operating (Income) Expense' in Notes to Quarterly Financial Statements.

Balance Sheets  Boise Cascade Office Products Corporation
================================================================================

                                                                                    (Unaudited)
                                                                                    December 31
                                                                            ---------------------------
                                                                                1999           1998
                                                                            -------------  ------------
                                                                             (expressed in thousands,
                                                                             except share information)
Assets
Current
 Cash and cash equivalents                                                    $   25,038    $   31,838
 Receivables, less allowances of $9,112 and $9,539                               449,753       394,013
 Inventories                                                                     234,313       226,955
 Deferred income tax benefits                                                     17,121        14,335
 Other                                                                            34,285        31,532
------------------------------------------------------------------------------------------------------
                                                                                 760,510       698,673
------------------------------------------------------------------------------------------------------

Property
 Land                                                                             28,292        28,572
 Buildings and improvements                                                      155,798       143,192
 Furniture and equipment                                                         244,481       214,611
 Accumulated depreciation                                                       (182,190)     (149,071)
------------------------------------------------------------------------------------------------------
                                                                                 246,381       237,304
------------------------------------------------------------------------------------------------------
Goodwill, net of amortization $51,908 and $37,108                                475,271       494,883
Other assets                                                                      54,155        30,885
------------------------------------------------------------------------------------------------------
Total assets                                                                  $1,536,317    $1,461,745
------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current
 Notes payable                                                                $   19,300    $   72,100
 Current portion of long-term debt                                                 2,810         2,065
 Accounts payable
  Trade and other                                                                328,412       279,928
  Boise Cascade Corporation                                                       35,608        29,297
------------------------------------------------------------------------------------------------------
                                                                                 364,020       309,225
------------------------------------------------------------------------------------------------------

 Accrued liabilities
  Compensation and benefits                                                       47,256        38,144
  Income taxes payable                                                            16,910           796
  Taxes, other than income                                                        11,691         9,466
  Other                                                                           71,454        36,861
------------------------------------------------------------------------------------------------------
                                                                                 147,311        85,267
------------------------------------------------------------------------------------------------------
                                                                                 533,441       468,657
------------------------------------------------------------------------------------------------------

Other
 Long-term debt, less current portion                                            344,386       354,224
 Other                                                                            25,384        75,950
------------------------------------------------------------------------------------------------------
                                                                                 369,770       430,174
------------------------------------------------------------------------------------------------------

Shareholders' equity
 Common stock, $.01 par value, 200,000,000 shares authorized; 65,806,612
  and 65,758,524 and shares issued and outstanding                                   658           658
 Additional paid-in capital                                                      359,643       359,224
 Retained earnings                                                               283,337       208,480
 Accumulated other comprehensive income                                          (10,532)       (5,448)
------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                     633,106       562,914
------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                    $1,536,317    $1,461,745
------------------------------------------------------------------------------------------------------

Statements of Cash Flows  (Unaudited) Boise Cascade Office Products Corporation
================================================================================



                                                      Year Ended December 31
                                                    --------------------------
                                                        1999          1998
                                                    ------------  ------------
                                                     (expressed in thousands)
Cash provided by (used for) operations
 Net income                                            $ 74,857     $  53,067
 Items in income not using (providing) cash
  Depreciation and amortization                          60,698        50,911
  Deferred income taxes                                  (6,544)       (5,087)
  Restructuring charge and writedown of assets           (3,988)        7,981
 Receivables                                            (55,740)      (30,398)
 Inventories                                             (3,909)      (26,007)
 Accounts payable and accrued liabilities                62,100        28,250
 Current and deferred income taxes                        4,635           896
 Other, net                                               5,022        (6,243)
-----------------------------------------------------------------------------
  Cash provided by operations                           137,131        73,370
-----------------------------------------------------------------------------

Cash used for investment
 Expenditures for property and equipment                (47,628)      (65,974)
 Acquisitions                                            (9,369)      (27,282)
 Other, net                                             (25,580)      (21,488)
-----------------------------------------------------------------------------
  Cash used for investment                              (82,577)     (114,744)
-----------------------------------------------------------------------------

Cash provided by (used for) financing
 Additions to long-term debt                             80,800       210,000
 Payments of long-term debt                             (89,893)     (214,385)
 Notes payable                                          (52,800)       48,800
 Other, net                                                 539            42
-----------------------------------------------------------------------------
  Cash provided by (used for) financing                 (61,354)       44,457
-----------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents         (6,800)        3,083
Balance at beginning of the period                       31,838        28,755
-----------------------------------------------------------------------------
Balance at December 31                                 $ 25,038     $  31,838
-----------------------------------------------------------------------------

Notes to Quarterly Financial Statements Boise Cascade Office Products
=====================================================================
Corporation
===========

Organization and Basis of Presentation. Boise Cascade Office Products Corporation (together with its subsidiaries, the "Company" or "we") headquartered in Itasca, Illinois, is one of the world's premier business-to-business distributors of products for the office with operations in Australia, Belgium, Canada, France, Spain, the United Kingdom, and the United States. At December 31, 1999, Boise Cascade Corporation owned approximately 81% of our outstanding common stock. These financial statements are unaudited statements which do not include all Notes to Financial Statements and should be read in conjunction with our 2000 Form 10-K. The 2000 Form 10K will be available in March 2000.

Other Operating (Income) Expense. During the second quarter of 1999, we revised the amount of a restructuring reserve that we established in the fourth quarter of 1998 for our U.K. operations. The restructuring program was less costly than originally anticipated. As a result, we recorded an increase to operating income of approximately $4.0 million ($2.7 million, net of tax benefit or $.04 per share - diluted) in the second quarter of 1999. The increase to income included a favorable adjustment to "Cost of sales" in the Statements of Income of about $0.8 million, which resulted from a lower than expected inventory write-down. The remaining $3.2 million of income is included in "Other operating income" in the Statements of Income.

Earnings Per Share. Unaudited basic earnings per share for the three months and year ended December 31, 1999 and 1998, were computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods. Unaudited diluted earnings per share for the three months and year ended December 31, 1999 and 1998, include the weighted average impact of stock options assumed exercised using the treasury method.

Acquisitions. In January 1999, we acquired the office supply business of Wallace Computer Services. In September 1999, we acquired the office supply business of Supply West. The annual sales of these acquisitions were approximately $50 million at the time of announcement. The results of operations of acquired businesses are included in our operations subsequent to the dates of acquisition.

Income Taxes. The tax provision rate for the twelve months ended December 31, 1999, was 42.7%, compared with a tax provision rate of 44.75% for the same period in the prior year.